MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED JUNE 30, 2014

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of First Majestic Silver Corp. (“First Majestic” or “the Company”) for the three and six months ended June 30, 2014 and the audited consolidated financial statements for the year ended December 31, 2013, which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of dollars unless otherwise indicated. All information contained in this MD&A is current as of August 12, 2014 unless otherwise stated.

Forward-Looking Statements

Certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “project”, ”intend”, ”believe”, ”anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, without limitation: the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project delays or cost overruns or unanticipated excessive operating costs and expenses, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change other than as required by securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

Qualified Persons

Ramon Mendoza, P. Eng., Vice President of Technical Services and Jesus Velador, Ph.D., Regional Exploration Manager are certified Qualified Persons (“QP”) for the Company. Ramon Mendoza has reviewed this MD&A for QP technical disclosures. All National Instrument 43-101 technical reports can be found on the Company’s website at www.firstmajestic.com or on SEDAR at www.sedar.com.

Additional information on the Company, including the Company’s Annual Information Form, is also available on SEDAR at www.sedar.com and on the Company’s website at www.firstmajestic.com.

925 West Georgia Street, Suite 1805, Vancouver, B.C., Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

	Second Quarter	Second Quarter		Year to Date	Year to Date
HIGHLIGHTS	2014	2013	Change	2014	2013	Change
Operating
Ore Processed / Tonnes Milled	671,024	668,398	0%	1,308,687	1,398,755	(6%)
Silver Ounces Produced	3,098,218	2,767,966	12%	5,993,715	5,205,630	15%
Silver Equivalent Ounces Produced	3,855,223	3,268,117	18%	7,486,895	5,999,909	25%
Cash Costs per Ounce(1)	$9.63	$9.43	2%	$9.75	$9.45	3%
All-in Sustaining Cost per Ounce(1)	$18.18	n/a	n/a	$18.46	n/a	n/a
Total Production Cost per Ounce(1)	$11.43	$9.83	16%	$11.67	$9.82	19%
Total Production Cost per Tonne(1)	$51.81	$39.57	31%	$52.49	$35.73	47%
Average Realized Silver Price per Ounce ($/eq. oz.)(1)	$19.59	$22.19	(12%)	$20.21	$25.87	(22%)
Financial
Revenues ($ millions)	$66.9	$48.4	38%	$132.2	$115.4	15%
Mine Operating Earnings ($ millions)(2)	$9.5	$14.3	(33%)	$26.1	$48.9	(47%)
Net Earnings ($ millions)	$7.6	$0.2	4644%	$13.6	$26.7	(49%)
Operating Cash Flows before Movements in Working Capital and Income Taxes ($ millions)(2)	$19.0	$34.8	(45%)	$44.3	$79.7	(44%)
Cash and Cash Equivalents ($ millions)	$66.7	$78.9	(15%)	$66.7	$78.9	(15%)
Working Capital ($ millions)(1)	$46.1	$80.4	(43%)	$46.1	$80.4	(43%)
Shareholders
Earnings per Share ("EPS") - Basic	$0.06	$0.00	4621%	$0.12	$0.23	(49%)
Adjusted EPS(1)	$0.02	$0.07	(74%)	$0.07	$0.29	(74%)
Cash Flow per Share(1)	$0.16	$0.30	(46%)	$0.38	$0.68	(45%)
Weighted Average Shares Outstanding for the Periods	117,490,053	116,921,685	0%	117,359,468	116,908,525	0%

(1)

The Company reports non-GAAP measures which include cash costs per ounce, all-in sustaining cost per ounce, total production cost per ounce, total production cost per tonne, average realized silver price per ounce, working capital, adjusted EPS and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 18 to 22.

(2)

The Company reports additional GAAP measures which include mine operating earnings and operating cash flows before movements in working capital and income taxes. These additional financial measures are intended to provide additional information and do not have a standardized meaning prescribed by IFRS. See descriptions in “Additional GAAP Measures” on page 22.

  Silver ounces produced increased to a record 3,098,218 ounces, an increase of 7% compared to 2,895,497 ounces of silver in the first quarter of 2014 and an increase of 12% compared to 2,767,966 ounces produced in the second quarter of 2013.

  Silver equivalent production increased by 6% to a record 3,855,223 ounces, compared to 3,631,672 ounces in the first quarter of 2014. The increase was primarily due to the additional production from the ramp up of the expansion at San Martin, which increased from 324,137 equivalent silver ounces in the first quarter to 510,697 equivalent silver ounces in the second quarter, and Del Toro, which contributed 899,710 equivalent silver ounces compared to 801,460 equivalent silver ounces in the first quarter of 2014.

  Silver equivalent production increased 18% compared to the same quarter of the prior year as a result of: increased production from ramp up of the Del Toro Silver Mine; higher throughput from San Martin expansion; and increase in overall head grades and recoveries at La Parrilla.

  Generated revenues of $66.9 million for the second quarter of 2014, an increase of 3% compared to the first quarter of 2014 primarily due to a 6% increase in production. Revenues increased 38% compared to the second quarter of 2013, primarily due to a 50% increase in silver equivalent ounces sold, partially offset by a 12% decrease in average realized silver price per ounce. In the second quarter of 2013, the Company held approximately 700,000 ounces of silver in inventory at quarter end as a result of the dramatic fall in silver prices at that time. The suspension of sales resulted in lower revenues by approximately $14.8 million in the same quarter of the prior year.

  Cash costs per ounce decreased 3% from $9.88 in the first quarter to $9.63 in the second quarter of 2014, primarily due to economies of scale from increased production and lower cash cost at Del Toro. Cash cost at Del Toro is expected to further improve upon connection to the new and larger power line which is anticipated by September 2014.

  All-in sustaining costs per ounce (“AISC”) was $18.18 in the second quarter of 2014, a decrease of 3% compared to $18.71 in the first quarter. AISC is expected to improve throughout the year as Del Toro and San Martin complete ramp up of their recent expansions and the anticipated increases in production.

  Although cash costs per ounce and AISC decreased, the Company recognized mine operating earnings of $9.5 million compared to $16.6 million in the first quarter of 2014, a decrease of 43% primarily due to a $2.5 million write-down of over-valued work in process inventories, a 6% decrease in average realized silver price per ounce and 10% increase in depletion, depreciation and amortization. Compared to the second quarter of 2013, mine operating earnings decreased 33% due to the write-down of inventories, a 12% decrease in average realized silver price per ounce, a 2% increase in cash costs, and 44% higher depreciation, depletion and amortization expense primarily related to additional depreciation and amortization from the new Del Toro Silver Mine and increased balance of plant, equipment and depletable mineral properties.

  Generated net earnings of $7.6 million for the second quarter of 2014 (EPS of $0.06) compared to $0.2 million (EPS of $nil) in the second quarter of 2013. Compared to the first quarter of 2014, net earnings increased $1.6 million from net earnings of $6.0 million (EPS of $0.05).

  Adjusted EPS (a non-GAAP measure) for the second quarter of 2014 was $0.02, after excluding non-cash and non-recurring items such as the $14.1 million litigation gain, write-down of work in process inventories, share-based payments, deferred income tax expenses or recoveries, gain or losses on prepayment facility, silver futures and marketable securities (see “Adjusted EPS” on page 21).

  Cash flows from operations before movements in working capital and income taxes in the second quarter of 2014 decreased by 25% to $19.0 million ($0.16 per share) compared to $25.4 million ($0.22 per share) in the first quarter of 2014 primarily due to decrease in mine operating earnings and foreign exchange loss. Compared to the second quarter of 2013, cash flows from operations decreased by $15.8 million or 45% from $34.8 million ($0.30 per share). In the same quarter of the prior year, cash flows from operations included receipt of litigation proceeds of $14.1 million.

  On July 1, 2014, First Majestic divested its 100% wholly owned subsidiary, Minera Terra Plata S.A. de C.V. (“Terra Plata”), to Sundance Minerals Ltd., a private exploration company which then agreed to vend 100% of its shares to a TSX Venture Exchange capital pool company. Terra Plata owns a 100% interest in the Penasco Quemado, the La Frazada and the Lobos projects, properties that First Majestic acquired through its acquisition of Silvermex Resources Inc. in July 2012. Following the completion of the proposed transaction, which is anticipated to complete in September 2014, First Majestic expects to distribute its interest in the resulting entity to its shareholders by way of dividend in-kind.

REVIEW OF OPERATING RESULTS

Selected Production Results on a Mine-by-Mine Basis for the Past Eight Quarters

	2014		2013				2012
Production Highlights	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Ore processed/tonnes milled
La Encantada	183,177	181,924	252,467	248,578	269,517	368,679	407,221	388,462
La Parrilla	171,617	186,216	200,541	189,664	193,470	204,660	186,434	175,630
Del Toro (1)	174,645	144,822	122,838	77,439	74,193	45,391	-	-
San Martin	96,278	78,524	78,805	78,284	85,483	80,046	77,803	72,257
La Guitarra	45,307	46,177	46,966	47,380	45,735	31,581	30,160	30,339
Consolidated	671,024	637,663	701,617	641,345	668,398	730,357	701,618	666,688
Silver equivalent ounces produced
La Encantada	1,079,122	1,046,224	962,505	931,027	1,132,399	1,136,603	1,117,254	1,090,966
La Parrilla	1,142,432	1,203,337	1,151,728	1,208,635	952,819	906,192	931,718	851,628
Del Toro (1)	899,710	801,460	693,561	567,723	499,357	176,495	-	-
San Martin	510,697	324,137	313,834	377,816	402,798	276,442	267,635	257,688
La Guitarra	223,262	256,514	299,533	285,256	280,744	236,060	246,319	237,803
Consolidated	3,855,223	3,631,672	3,421,161	3,370,457	3,268,117	2,731,792	2,562,926	2,438,085
Silver ounces produced
La Encantada	1,073,636	1,043,573	959,312	900,077	1,104,973	1,116,732	1,099,154	1,068,863
La Parrilla	716,045	808,196	813,090	866,710	710,979	725,218	758,692	708,021
Del Toro (1)	730,580	646,669	550,026	416,716	369,772	148,084	-	-
San Martin	449,045	282,829	280,490	339,099	371,301	259,884	253,212	238,514
La Guitarra	128,912	114,230	143,680	166,635	210,941	187,746	200,088	189,839
Consolidated	3,098,218	2,895,497	2,746,598	2,689,237	2,767,966	2,437,664	2,311,146	2,205,237
Gold ounces produced
La Encantada	24	20	53	61	51	72	70	86
La Parrilla	239	264	274	277	211	289	318	245
Del Toro (1)	164	194	117	74	83	26	-	-
San Martin	939	653	544	625	512	305	274	347
La Guitarra	1,435	2,244	2,531	1,905	1,138	892	878	859
Consolidated	2,801	3,375	3,519	2,942	1,995	1,584	1,540	1,537
Lead pounds produced
La Parrilla	6,003,245	5,874,716	5,481,400	5,715,018	3,978,798	3,328,235	3,751,074	3,307,944
Del Toro (1)	3,127,904	2,719,091	2,874,489	2,828,533	1,967,741	729,879	-	-
Consolidated	9,131,149	8,593,807	8,355,889	8,543,551	5,946,539	4,058,114	3,751,074	3,307,944
Zinc pounds produced
La Parrilla	2,496,990	2,319,225	1,601,494	1,736,809	1,758,510	1,627,065	1,363,330	844,953
Del Toro (1)	140,977	370,049	97,251	496,072	1,139,583	52,313	-	-
Consolidated	2,637,967	2,689,274	1,698,745	2,232,881	2,898,093	1,679,378	1,363,330	844,953
Cash cost per ounce
La Encantada	$8.67	$8.67	$10.61	$10.70	$8.85	$8.79	$7.87	$8.19
La Parrilla	$5.76	$6.21	$6.45	$6.54	$9.20	$7.36	$8.48	$8.58
Del Toro (1)	$14.70	$16.50	$12.16	$9.29	$8.20	$-	$-	$-
San Martin	$10.02	$12.94	$13.96	$10.34	$10.91	$13.87	$12.88	$12.96
La Guitarra	$9.48	$2.14	$4.08	$5.63	$13.21	$16.85	$18.45	$13.62
Consolidated	$9.63	$9.88	$9.66	$8.84	$9.43	$9.49	$9.26	$9.19
Production cost per tonne
La Encantada	$46.47	$45.77	$37.49	$37.50	$34.70	$25.65	$20.06	$21.52
La Parrilla	$45.58	$41.38	$35.80	$40.82	$37.79	$31.78	$32.39	$36.32
Del Toro (1)	$62.70	$77.09	$57.56	$55.35	$40.38	$-	$-	$-
San Martin	$55.38	$56.21	$54.07	$53.13	$52.62	$48.18	$45.46	$45.94
La Guitarra	$47.44	$50.07	$52.87	$50.25	$49.90	$62.01	$68.59	$65.09
Consolidated	$51.81	$53.20	$42.69	$43.49	$39.57	$31.79	$28.24	$30.05

(1)	The Del Toro Silver Mine achieved commercial production on the flotation circuit on April 1, 2013 and on the cyanidation circuit on January 1, 2014.

Consolidated Production Results for the Three and Six Months Ended June 30, 2014 and 2013

Second Quarter		CONSOLIDATED	Year to Date
2014	2013	OPERATING RESULTS	2014	2013
671,024	668,398	Ore processed/tonnes milled	1,308,687	1,398,755
212	201	Average silver grade (g/t)	213	190
68%	64%	Recovery (%)	67%	61%
-	-	Pre-commercial silver ounces produced	-	148,084
3,098,218	2,767,966	Commercial silver ounces produced	5,993,715	5,057,546
3,098,218	2,767,966	Total silver ounces produced	5,993,715	5,205,630
2,801	1,995	Gold ounces produced	6,176	3,579
9,131,149	5,946,539	Pounds of lead produced	17,724,956	10,004,653
2,637,967	2,898,093	Pounds of zinc produced	5,327,241	4,577,471
515	5,076	Tonnes of iron ore produced	703	9,430
3,855,223	3,268,117	Total production - ounces silver equivalent	7,486,895	5,999,909
$9.63	$9.43	Cash cost per ounce	$9.75	$9.45
$18.18	n/a	All-in sustaining cost per ounce	$18.46	n/a
$11.43	$9.83	Total production cost per ounce	$11.67	$9.82
$51.81	$39.57	Total production cost per tonne	$52.49	$35.73
12,497	13,479	Underground development (m)	24,712	29,054
12,508	25,469	Diamond drilling (m)	19,698	42,431

Production

Total production for the second quarter of 2014 increased by 18% to 3,855,223 ounces of silver equivalent compared to 3,268,117 ounces of silver equivalent produced in the second quarter of 2013. Production in the second quarter consisted of 3,098,218 ounces of silver, 2,801 ounces of gold, 9,131,149 pounds of lead, 2,637,967 pounds of zinc and 515 tonnes of iron ore compared to 2,767,966 ounces of silver, 1,995 ounces of gold, 5,946,539 pounds of lead, 2,898,093 pounds of zinc and 5,076 tonnes of iron ore. The increase in production was primarily due to higher production contributed from the ramp up of Del Toro mine and the mill expansion in San Martin, and an increase in overall head grades and recoveries at La Parrilla.

Compared to the first quarter of 2014, production increased by 6% from 3,631,672 ounces of silver equivalents, which consisted of 2,895,497 ounces of silver, 3,375 ounces of gold, 8,593,807 pounds of lead and 2,689,274 pounds of zinc.

Total ore processed during the second quarter amounted to 671,024 tonnes milled, representing an increase of 33,361 tonnes or 5% compared to the previous quarter primarily attributed to ramp up at Del Toro and San Martin.

Cash Cost per Ounce

Cash cost per ounce, a non-GAAP measure, for the second quarter of 2014 was $9.63 per ounce of payable silver compared to $9.88 in the first quarter of 2014 and $9.43 in the second quarter of 2013.

Cash cost per ounce for the second quarter consists of production costs of $11.43 per ounce, transportation, smelting and refining costs of $2.52 per ounce, environmental duty and royalty cost of $0.13 per ounce, offset with by-product credits of $4.45 per ounce.

Compared to the first quarter of 2014, cash cost per ounce in the second quarter decreased by 3% or $0.25 per ounce. The decrease in cash cost per ounce was primarily attributed to improvements in San Martin, Del Toro and La Parrilla. Cash cost at San Martin decreased $2.92 per ounce or 23% compared to the first quarter, primarily due to improved grades and recoveries during ramp up to 1,300 tpd. Del Toro also decreased cash cost by $1.80 per ounce or 11% in the same period attributed to reduced energy costs after connection to the 34 kilovolt power line in mid-March and continual ramp up at the new processing plant. Cash cost at La Parrilla also improved $0.45 per ounce or 7% due to higher by-product credits as lead and zinc production continues to improve.

Compared to the second quarter of 2013, the increase in cash cost per ounce was $0.20 per ounce or 2% and was primarily attributed to higher energy costs and production from Del Toro which had a higher cash cost per ounce of $14.70, partially offset by decrease in cash cost at La Parrilla of $3.44 per ounce or 37% compared to the same period of the prior year.

All-In Sustaining Cost per Ounce

Commencing in 2014, the Company is providing information relating to all-in sustaining costs. The definitions of these non-GAAP measures are detailed further in the All-In Sustaining Cost section on pages 19 to 20.

For the second quarter, the Company had a consolidated AISC of $18.18 per ounce, a decrease of 3% compared to $18.71 in the first quarter. AISC is expected to improve throughout the year as Del Toro and San Martin complete ramp up of their recent expansions and the anticipated increases in production.

Head Grades and Recoveries

The overall average head grade for the second quarter of 2014 was 212 grams per tonne (“g/t”), a 6% increase compared to 201 g/t in the second quarter of 2013 and a decrease of 1% compared to 214 g/t in the first quarter of 2014. The increase from the same quarter of the prior year was primarily attributed to a 24% improvement in average head grade at La Encantada to 306 g/t in the second quarter of 2014, a 18% improvement in average head grades at San Martin, offset by a 34% decrease in average silver grades at La Guitarra and a 9% decrease in average silver grade at Del Toro.

Combined recoveries of silver for all mines in the second quarter were 68%, an increase of 5% compared to 64% in the second quarter of 2013, and an increase of 3% compared to 66% in the first quarter of 2014.

Development and Exploration

In development, a total of 12,497 metres of underground development was completed in the second quarter of 2014, compared to 13,479 metres developed in the second quarter of 2013 and 12,215 metres completed in the previous quarter.

In exploration, there are currently 14 active drill rigs at the Company’s five operating mines, four of which are located at each of the La Encantada and La Guitarra mines. In the second quarter of 2014, a total of 12,508 metres were drilled over 95 holes consisting of underground definition drilling, representing a 74% increase from the 7,190 metres drilled in the first quarter of 2014 and a 51% decrease from the 25,469 metres drilled in the second quarter of 2013. The focus of the drilling is for the support of mining production, as well as on preparing resource estimations for future NI 43-101 Technical Reports.

La Encantada Silver Mine, Coahuila, Mexico
Production Results for the Three and Six Months Ended June 30, 2014 and 2013

Second Quarter		LA ENCANTADA	Year to Date
2014	2013	OPERATING RESULTS	2014	2013
183,177	269,517	Ore processed/tonnes milled	365,101	638,196
306	247	Average silver grade (g/t)	309	226
60%	52%	Recovery (%)	58%	48%
1,073,636	1,104,973	Total silver ounces produced	2,117,209	2,221,705
24	51	Gold ounces produced	44	123
-	5,076	Tonnes of iron ore produced	703	9,430
1,079,122	1,132,399	Total production - ounces silver equivalent	2,125,346	2,269,002
$8.67	$8.85	Cash cost per ounce	$8.66	$8.82
$14.25	n/a	All-in sustaining cost per ounce	$13.98	n/a
$7.93	$8.50	Total production cost per ounce	$7.97	$8.51
$46.47	$34.70	Total production cost per tonne	$46.03	$29.48
3,095	3,597	Underground development (m)	5,937	7,727
5,551	2,140	Diamond drilling (m)	11,474	6,296

The La Encantada Silver Mine is a producing underground mine located in the northern Mexico State of Coahuila, 708 kilometres north east of Torreon, accessible via a 1.5 hour flight from Torreon, Coahuila. The La Encantada mine consists of a 4,000 tpd cyanidation plant, a village with 180 houses as well as administrative offices, laboratory, general store, hospital, schools, church, airstrip and the infrastructure required for such an operation. The mine is comprised of 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. The closest town, Muzquiz, is 225 kilometres away via mostly-paved road. The Company owns 100% of the La Encantada Silver Mine.

A total of 1,079,122 equivalent ounces of silver were produced by the La Encantada processing plant during the second quarter of 2014. Production in the second quarter of 2014 increased by 3% compared to the 1,046,224 equivalent ounces of silver produced in the first quarter of 2014 and decreased by 5% compared to the 1,132,399 equivalent ounces of silver produced in the second quarter of 2013.

Tonnage milled in the second quarter was 183,177 tonnes, comparable to 181,924 tonnes processed in the first quarter of 2014, and decreased by 32% compared to the 269,517 tonnes processed in the second quarter of 2013. Due to the low silver price environment, at the beginning of the year the Company suspended the feed of old tailings and began processing only fresh mined ore. As a result, mill tonnage has reduced compared to the same quarter in the prior year, however, the average head grade has increased significantly from 247 g/t in the second quarter of 2013 to 306 g/t in the current quarter. Recoveries have also increased to 60% in the second quarter of 2014 compared to 57% in the first quarter of 2014 and 52% in the same quarter of 2013 due to less manganese content and higher silver grade. The 60% recovery represents the single best recovery in any quarter in the past five years of operations at La Encantada.

With the increase of fresh ore from the mine and elimination of old tailings, the overall cost per tonne of production has increased due to higher cost of mining from underground versus the lower costs of hauling tailings to the mill, as well as the additional cost of crushing, grinding and processing the fresh ore. Furthermore, certain overhead costs are fixed and the reduction of tonnes milled has resulted in a higher average cost per tonne. As a result of the above, total production cost per tonne for La Encantada was $46.47 during the second quarter, $11.77 or 34% higher than the second quarter of 2013. However, the cost per tonne was relatively consistent with the $45.77 per tonne achieved in the previous quarter. Cash cost per ounce was $8.67, comparable to the previous quarter, and 2% lower than $8.85 per ounce in the second quarter of 2013.

Fresh ore crushing and grinding mill throughput is expected to remain at approximately 2,100 tpd for the remainder of the year. The Company’s plan to increase production levels to 3,000 tpd has been rescheduled due to budget controls. The $9 million investment, originally scheduled to begin in July 2014, is now planned to begin construction in the first quarter of 2015. This expansion will include the installation of a new 24’ x 14’ ball mill, which is currently on site, along with the installation of new primary and secondary crushers. The expansion is anticipated to be completed in mid-2015, however, remains subject to budget constraints in the current market.

A total of 3,095 metres were developed underground in the second quarter of 2014 compared to 2,842 metres in the first quarter of 2014 and 3,597 metres in the second quarter of 2013. Underground mining continues from the Azul y Oro vein and the “990” and “990-2” chimneys along with some additional production from the Buenos Aires extension and the Regalo Vein and Breccia.

During the second quarter, the Company operated four drill rigs at La Encantada and completed a total of 5,551 metres of exploration and diamond drilling compared to 5,923 metres in the first quarter of 2014, representing a decrease of 6% and an increase of 159% from the 2,140 metres in the second quarter of 2013. The increase in drilling is related to the Company’s plan to define Reserves and Resources in preparation for an updated NI 43-101 Technical Report. The Company’s original plan of having an updated NI 43-101 Technical Report has been delayed until early 2015 due to additional QA and QC procedures and the delay in completing additional definition drilling.

La Parrilla Silver Mine, Durango, Mexico
Production Results for the Three and Six Months Ended June 30, 2014 and 2013

Second Quarter		LA PARRILLA	Year to Date
2014	2013	OPERATING RESULTS	2014	2013
171,617	193,470	Ore processed/tonnes milled	357,833	398,130
164	153	Average silver grade (g/t)	169	150
79%	75%	Recovery (%)	78%	75%
716,045	710,979	Total silver ounces produced	1,524,241	1,436,197
239	211	Gold ounces produced	503	500
6,003,245	3,978,798	Pounds of lead produced	11,877,961	7,307,033
2,496,990	1,758,510	Pounds of zinc produced	4,816,215	3,385,575
1,142,432	952,819	Total production - ounces silver equivalent	2,345,769	1,859,011
$5.76	$9.20	Cash cost per ounce	$6.00	$8.26
$11.42	n/a	All-in sustaining cost per ounce	$11.72	n/a
$11.28	$10.60	Total production cost per ounce	$10.52	$9.93
$45.58	$37.79	Total production cost per tonne	$43.39	$34.70
2,033	3,088	Underground development (m)	4,288	6,802
2,247	4,065	Diamond drilling (m)	2,695	10,548

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango, Durango State, Mexico, is a complex of producing underground operations consisting of the Rosarios / La Rosa and La Blanca mines which are inter-connected through underground workings, and the San Marcos, Vacas and Quebradillas mines which are connected via above-ground gravel roads. The total mining concessions consist of 69,460 hectares and the Company owns 45 hectares and leases an additional 69 hectares of surface rights, for a total of 114 hectares of surface rights. The Company owns 100% of the La Parrilla Silver Mine. La Parrilla includes a 2,000 tpd dual-circuit processing plant consisting of a 1,000 tpd cyanidation circuit and a 1,000 tpd flotation circuit, central laboratory, buildings, offices and associated infrastructure.

Compared to the second quarter of 2013, total production increased 20% primarily due to an increase in grades and recoveries. Total production at the La Parrilla mine was 1,142,432 equivalent ounces of silver in the second quarter of 2014, a decrease of 5% compared to 1,203,337 equivalent ounces of silver in the first quarter of 2014 due to a decrease in tonnes milled and average silver grades. The composition of the silver equivalent production in the second quarter of 2014 consisted of 716,045 ounces of silver, 239 ounces of gold, 6,003,245 pounds of lead and 2,496,990 pounds of zinc. This compares with a composition of 808,196 ounces of silver, 264 ounces of gold, 5,874,716 pounds of lead and 2,319,225 pounds of zinc produced in the first quarter of 2014, and 710,979 ounces of silver, 211 ounces of gold, 3,978,798 pounds of lead and 1,758,510 pounds of zinc in the second quarter of 2013.

In the second quarter of 2014, ore processed at La Parrilla decreased 8% to 171,617 tonnes compared to the 186,216 tonnes processed in the first quarter of 2014. Lower mill throughput in the quarter was due to mechanical crusher issues at the end of June and a decrease in sulphides ore fed from the Rosario mine. During the quarter, the flotation circuit processed 93,951 tonnes having an average silver grade of 206 g/t and recovery of 87% while the cyanidation circuit processed 77,666 tonnes having an average silver grade of 114 g/t and recovery of 61%. During the second quarter, sulphide ore production from the Vacas mine averaged 447 tpd with average grades of 251 g/t silver, 4.5% of lead and 5.4% of zinc. Recent plant improvements include a new lime feed automation system which was installed during the first quarter. The new system is part of the Company’s mandate to invest in automation technologies aimed at increasing milling efficiencies and improving processing plant recoveries. This new installation is designed to help optimize and stabilize cyanide consumption levels through the control of pH levels in each of the leaching tanks and the flotation circuit. In order to increase the recovery and grade of the zinc concentrates, a new zinc flotation cell was also installed in late February. As a result of the plant improvements made in the first quarter, total zinc production during the quarter increased by 8% to 2,496,990 pounds compared to 2,319,225 pounds in the previous quarter.

During the second quarter, total production cost was $45.58 per tonne, 10% higher than the $41.38 per tonne in the previous quarter and 21% higher compared to the $37.79 per tonne in the second quarter of 2013. The increase in production cost per tonne is attributed to 8% decrease in mill throughput. Cash cost was $5.76 per ounce in the second quarter, a 7% decrease compared to $6.21 per ounce in the previous quarter and a 37% decrease compared to $9.20 per ounce in the second quarter of 2013, primarily attributed to increase in by-product credits from higher lead and zinc production.

A total of 2,033 metres of underground development were completed in the second quarter of 2014, compared to 2,255 metres in the first quarter of 2014 and 3,088 metres in the second quarter of 2013. Mine development within San Marcos continues to advance in preparation for increasing underground oxide production levels. During the quarter, 454 metres were developed along the oxidized San Marcos vein with an average silver grade of 175 g/t and average widths of 2.8 metres. Higher rates of underground extraction of oxide ore are expected to commence in the fourth quarter and will replace the lower grade oxide ore from the Quebradillas open pit. As a result of the transition from open pit to higher grade recoverable ore from underground mining, the Company is projecting an increase in oxide silver grades along with higher expected recoveries in the cyanidation circuit. Recent underground development along ore haulage 11 has intersected numerous previously unknown mineralized veins between the San Marcos and Rosario mines. These new vein discoveries are currently being scheduled for further exploration and exploitation over the upcoming quarters.

The development and construction of the underground rail haulage level (Level 11) is now 1,390 metres in length. Due to the reduction in development costs relating to budget cuts, the 5,000 metre project completion timeline has been extended until the end of 2016. This new haulage and underground electric rail system will consist of a 5,000 metres tunnel and a shaft of 260 vertical metres and will eventually replace the current less efficient above-ground system of trucking ore to the mill. Once completed, this investment is eventually expected to improve ore logistics, ultimately reducing overall operating costs and thereby delivering operational efficiencies.

A total of 2,247 metres of diamond drilling were completed in the second quarter of 2014 compared to 448 metres of diamond drilling in the first quarter of 2014 and 4,065 metres in the second quarter of 2013. Two drill rigs were operating during the second quarter, drilling 26 holes. The focus of the 2014 annual exploration program is on the Rosarios, Quebradillas, Vacas, San Marcos, La Intermedia and La Blanca mines, as well as the Viboras, San Nicolas and the newly discovered La Estrella vein areas. The results from this exploration program are expected to be included in an updated NI 43-101 Technical Report which has been delayed until first half of 2015 due to budget cuts.

Del Toro Silver Mine, Zacatecas, Mexico
Production Results for the Three and Six Months Ended June 30, 2014 and 2013

Second Quarter		DEL TORO	Year to Date
2014	2013	OPERATING RESULTS	2014	2013
174,645	74,193	Ore processed/tonnes milled	319,467	119,584
197	216	Average silver grade (g/t)	203	197
66%	72%	Recovery (%)	66%	68%
-	-	Pre-commercial silver ounces produced	-	148,084
730,580	369,772	Commercial silver ounces produced	1,377,249	369,772
730,580	369,772	Total silver ounces produced	1,377,249	517,856
164	83	Gold ounces produced	358	109
3,127,904	1,967,741	Pounds of lead produced	5,846,995	2,697,620
140,977	1,139,583	Pounds of zinc produced	511,026	1,191,896
899,710	499,357	Total production - ounces silver equivalent	1,701,170	675,852
$14.70	$8.20	Cash cost per ounce	$15.55	$8.20
$20.44	n/a	All-in sustaining cost per ounce	$21.52	n/a
$15.49	$8.50	Total production cost per ounce	$16.57	$8.50
$62.70	$40.38	Total production cost per tonne	$69.25	$40.38
2,972	3,194	Underground development (m)	5,294	7,166
1,108	6,579	Diamond drilling (m)	1,405	7,774

The Del Toro Silver Mine is located 60 kilometres to the southeast of the Company’s La Parrilla Silver Mine and consists of 557 contiguous hectares of mining claims and 209 hectares of surface rights. The Del Toro operation represents the consolidation of three historical silver mines, the Perseverancia, San Juan and Dolores mines, which are approximately one and three kilometres apart, respectively. First Majestic owns 100% of the Del Toro Silver Mine. Del Toro includes 4,000 tpd dual-circuit processing plant consisting of a 2,000 tpd flotation circuit and 2,000 tpd cyanidation circuit, which was deemed commercial on January 1, 2014.

The Del Toro mine is currently operating at 1,919 tpd during the second quarter of 2014 and the plant processed 174,645 tonnes of ore with an average silver grade of 197 g/t. Average metallurgical recoveries for silver were 66% for a total production of 730,580 silver ounces representing an increase of 13% compared to the previous quarter. The flotation circuit continued to operate at higher levels than previously planned, having processed 121,752 tonnes during the second quarter with an average silver grade of 213 g/t and a 67% recovery of silver. The cyanidation circuit processed 52,893 tonnes with an average silver head grade of 162 g/t and recoveries of 64%.

Del Toro is in the early stages of mine ramp up. Some metallurgical challenges have been experienced due to the large transitional ore area within the San Juan ore body. Due to this transitional ore, which is a blend of oxides and sulphides containing high lead values, it has been determined that the most economical method of production is to process this transitional ore through flotation rather than cyanidation. Until sufficient oxide ore is developed, all ore from San Juan, Perseverancia, San Nicolas and other areas will be processed through flotation.

Cash cost per ounce for the second quarter was $14.70, a decrease of 11% compared to $16.50 in the previous quarter. Production cost per tonne in the second quarter was $62.70 compared to $77.09 per tonne in the first quarter of 2014. The decrease of 19% was primarily attributed to the decrease of diesel energy generation and the associated generator rental costs that were reduced due to the connection of the 34 kilovolt power line. Cash cost per ounce is expected to further decline in second half of 2014 when the 115 kilovolt power line is completed and the milling and metallurgical processes stabilize. The construction of the 45 km and 115 kilovolt power line from the State of Durango is expected to be completed and fully tested by September 2014. Once completed, the Del Toro operation will be fully connected to the Mexican power grid allowing for further cost reductions.

All four tailings filters are operational and available for use and will recycle approximately 80% of the water used throughout the milling process. The Company is also in the process of building a containment dam to mitigate any potential risk of material spillage which is anticipated to complete in the third quarter of 2014.

During late 2013, the Company entered into several option agreements to acquire six adjacent mineral properties, namely the Chalchihuites, Navidad, Milagros, Zaragosa, Santa Clara and Ivone properties. These properties consist of 492 hectares of mineral rights. When fully exercised, the total purchase price will amount to $3.3 million.

During the second quarter, two underground drill rigs were active at Del Toro and a total of 10 holes were diamond drilled for a total of 1,108 metres compared to 297 metres in the first quarter of 2014 and 6,579 metres in the second quarter of 2013.

Total underground development at Del Toro in the second quarter of 2014 was 2,972 metres compared to the 2,322 metres in the first quarter of 2014. Drift development along the Lupita vein at level 10 continues to show economic mineralization with average grades of 288 g/t silver, 6.0% lead and 2.5% zinc.

San Martin Silver Mine, Jalisco, Mexico
Production Results for the Three and Six Months Ended June 30, 2014 and 2013

Second Quarter		SAN MARTIN	Year to Date
2014	2013	OPERATING RESULTS	2014	2013
96,278	85,483	Ore processed/tonnes milled	174,802	165,529
196	166	Average silver grade (g/t)	181	147
74%	81%	Recovery (%)	72%	81%
449,045	371,301	Total silver ounces produced	731,874	631,185
939	512	Gold ounces produced	1,592	817
510,697	402,798	Total production - ounces silver equivalent	834,834	679,240
$10.02	$10.91	Cash cost per ounce	$11.15	$12.13
$15.89	n/a	All-in sustaining cost per ounce	$17.64	n/a
$11.92	$12.18	Total production cost per ounce	$13.37	$13.30
$55.38	$52.62	Total production cost per tonne	$55.76	$50.48
2,599	2,276	Underground development (m)	5,818	4,993
1,377	6,133	Diamond drilling (m)	1,653	7,904

The San Martin Silver Mine is a producing underground mine located near the town of San Martin de Bolaños in the Bolaños River valley, in the northern portion of the State of Jalisco, México, 150 kilometres by air or 250 kilometres by paved road north of Guadalajara City. The San Martin mine is 100% owned by the Company. The mine comprises of 33 contiguous mining concessions in the San Martin de Bolaños mining district that cover mineral rights for 37,518 hectares, including the application to acquire two new mining concessions covering 29,676 hectares which are in the process of registration. In addition, the mine owns 160 hectares of surface land where the processing plant, camp, office facilities, maintenance shops, and tailings dams are located, and an additional 1,296 hectares of surface rights. The newly expanded 1,300 tpd mill and processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks and a Merrill-Crowe doré production system.

The Company is continuing to optimize the processing parameters where the best silver recovery can be achieved. The ramp up to 1,300 tpd capacity has been slower than expected, with daily tonnage achieving the 1,300 tpd design specification on certain days but not continuously. Due to the rainy season, the plant experienced several blackouts which affected operations at the mill. Upgrades to the power line and modifications to the feeder and screens are planned in the second half to improve consistency on a full capacity basis. The mill is now expected to average 1,175 tpd in the fourth quarter of 2014.

During the quarter, San Martin set a new quarterly production record of 449,045 silver ounces representing a 59% increase compared to the previous quarter. The increase in silver production is a result of the successful plant expansion which enabled a 23% increase in tonnes, a 21% increase in silver grades and a 7% increase in recoveries when compared to the previous quarter. Total production in the second quarter of 2014 was 510,697 ounces of silver equivalent, an increase of 58% compared to the 324,137 ounces of silver equivalent produced in the first quarter of 2014, and 27% higher than the 402,798 equivalent ounces of silver produced in the second quarter of 2013. The ounces of silver equivalent produced in the second quarter of 2014 consisted of 449,045 ounces of silver and 939 ounces of gold. This compares with 282,829 ounces of silver and 653 ounces of gold produced in the first quarter of 2014 and 371,301 ounces of silver and 512 ounces of gold in the second quarter of 2013. Silver recovery in the second quarter of 2014 was 74%, compared to 69% in the first quarter of 2014 and 81% in the second quarter of 2013.

In the second quarter of 2014, a total of 96,278 tonnes were processed at the San Martin mine, comparable to the 78,854 tonnes milled in the first quarter of 2014 and 85,483 tonnes milled in the second quarter of 2013. The average head grade was 196 g/t in the second quarter of 2014, compared to the 162 g/t in the first quarter of 2014 and 166 g/t in the second quarter of 2013. The increase in the ore grade compared to the prior quarter was due to higher grades from the newly developed Rosario mine.

During the second quarter, total production cost was $55.38 per tonne, comparable to $56.21 per tonne in the previous quarter and 5% higher compared to the $52.62 per tonne in the second quarter of 2013. Cash cost was $10.02 per ounce in the second quarter, a 23% decrease compared to $12.94 per ounce in the previous quarter and a decrease of 8% from $10.91 per ounce in the second quarter of 2013.

A total of 2,599 metres of underground development was completed in the second quarter of 2014 compared to 3,219 metres of development in the first quarter of 2014 and 2,276 metres in the second quarter of 2013. This mine development was primarily focused at the Rosarios mine where six areas are currently in production.

During the second quarter, a total of 1,377 metres of diamond drilling were completed compared with 276 metres of drilling in the first quarter of 2014 and 6,133 metres drilled in the second quarter of 2013. The exploration program has been slowed down due to budget cuts initiated since the second half of 2013 for cost reduction. Two underground drill rigs were active during the second quarter within the San Martin property, focusing on the La Huichola, Rosarios, Condesa and Intermedia veins to assist with mining activities.

La Guitarra Silver Mine, Mexico State, Mexico
Production Results for the Three and Six Months Ended June 30, 2014 and 2013

Second Quarter		LA GUITARRA	Year to Date
2014	2013	OPERATING RESULTS	2014	2013
45,307	45,735	Ore processed/tonnes milled	91,484	77,316
110	167	Average silver grade (g/t)	102	184
81%	86%	Recovery (%)	81%	87%
128,912	210,941	Total silver ounces produced	243,142	398,687
1,435	1,138	Gold ounces produced	3,679	2,030
223,262	280,744	Total production - ounces silver equivalent	479,776	516,804
$9.48	$13.21	Cash cost per ounce	$6.03	$14.90
$23.39	n/a	All-in sustaining cost per ounce	$20.51	n/a
$17.10	$12.84	Total production cost per ounce	$18.82	$12.79
$47.44	$49.90	Total production cost per tonne	$48.76	$54.86
1,798	1,324	Underground development (m)	3,375	2,366
2,225	6,552	Diamond drilling (m)	2,471	9,909

On July 3, 2012, the Company completed the acquisition of Silvermex Resources Inc., including the 100% owned La Guitarra Silver Mine which became the Company’s fourth producing silver mine. The La Guitarra mine is located in the Temascaltepec Mining District in the State of Mexico, near Toluca, Mexico, approximately 130 kilometres southwest from Mexico City. The La Guitarra mine consists of a recently expanded 500 tpd flotation mill with a new ball mill, new flotation cells, buildings and related infrastructure.

During the second quarter of 2014, total production at La Guitarra was 223,262 equivalent ounces of silver, a decrease of 13% compared to the 256,514 ounces produced in the first quarter of 2014 and a decrease of 20% compared to the 280,744 ounces in the second quarter of 2013. The composition of the silver equivalent production in the second quarter consisted of 128,912 ounces of silver and 1,435 ounces of gold, compared to 210,941 ounces of silver and 1,138 ounces of gold in the second quarter of 2013 and 114,230 ounces of silver and 2,244 ounces of gold in the previous quarter. This represents a 13% increase in silver production compared to the previous quarter primarily due to a 16% increase in silver grade, offset by a slight decrease in tonnage milled due to some impact from the seasonal rainy periods.

A total of 45,307 tonnes of ore were processed during the second quarter consisting of an average silver head grade of 110 g/t with recoveries of 81% compared to 45,735 tonnes of ore with silver head grades of 167 g/t and recoveries of 86% in the second quarter of 2013 and 46,177 tonnes of ore processed in the first quarter of 2014 with an average silver head grade of 94 g/t and recoveries of 82%. Head grade for gold in the second quarter was 1.28 g/t compared to 0.96 g/t in the second quarter of 2013 and 1.83 g/t in the first quarter of 2014. The mill averaged 498 tpd during the second quarter compared to 513 tpd in the first quarter of 2014. During the second quarter, production ore came from areas within the La Guitarra vein which contained higher gold grades in conjunction with El Coloso area with better silver grades. The average silver grade is expected to improve once the underground production rate ramps up at the Joya Larga vein.

Average production cost for the second quarter was $47.44 per tonne, a decrease of 5% compared to $50.07 per tonne in the first quarter of 2014 and $49.90 per tonne in the same quarter of the prior year.

Cash cost in the second quarter was $9.48 per ounce, an increase of $7.34 per ounce compared to $2.14 per ounce in the first quarter of 2014 and a decrease of 28% from the second quarter of 2013. The increase from the prior quarter was primarily attributed to a decrease in gold by-product credits.

A total of 1,798 metres of underground development was completed during the second quarter compared to 1,577 metres in the previous quarter and 1,324 metres in the second quarter of 2013. Mine development at the Joya Larga structure within the El Coloso area has now reached 737 metres along the vein. A crosscut to access the Jessica vein is now 47 metres in length and requires an additional 120 metres to be developed in order to gain access to this higher silver grade area. The actual ore extraction is currently at a rate of 300 tpd and preparation continues to further increase ore extraction to a rate of 400 tpd in the second half of 2014. Three underground drill rigs and one on surface were active in the second quarter at the La Guitarra property. A total of 2,225 metres of diamond drilling were completed during the second quarter compared to 246 metres during the first quarter of 2014 and 6,552 metres in the second quarter of 2013. The focus was to assist underground mining activities and further define Reserves and Resources to support a NI 43-101 Technical Report which has been delayed due to budget cuts.

Silvermex and its predecessors published NI 43-101 Technical Reports relating to the La Guitarra mine on September 22, 2006, May 15, 2007, June 25, 2008 and most recently on January 29, 2010. These Technical Reports have not been approved by the Company and the Company did not rely on these reports in making its decision to acquire Silvermex and (indirectly) the La Guitarra Silver Mine. The reports are currently under review by management of the Company and its Qualified Persons, particularly with respect to the assumptions and the risks regarding those assumptions used in the previous mining studies. Specifically, management is of the opinion that there are risks when relying on the ability to permit the La Guitarra mine as an open pit mine in light of its proximity to a popular recreation area in Mexico. Management is having its own internal Qualified Persons review all the technical data, the preferred mining options and the opportunities for mitigating risks to developing a successful mining operation. The results of this review may result in a revised mine plan which may necessitate the filing of a new Technical Report. Until the completion of an updated NI 43-101 Technical Report, the Company recommends caution when relying on any of the previously filed technical reports relating to the La Guitarra Silver Mine.

DEVELOPMENT AND EXPLORATION PROJECTS

La Luz Silver Project, San Luis Potosi, Mexico

The La Luz Silver Project is located 25 kilometres west of the town of Matehuala in San Luis Potosi State, Mexico, near the village of Real de Catorce. The Company owns 100% of the La Luz Silver Project and all of the associated mining claims of what was historically known as the Santa Ana Mine and consists of 36 mining concessions covering 4,977 hectares, with estimated historical production of 230 million ounces between 1773 and 1990. In July 2013, the Company completed the acquisition of an additional 21 hectares of surface rights covering 29 adjacent properties for $1.0 million. The total surface rights on different properties at La Luz amounted to 26 hectares.

To date, the Baseline Study and the Geo-hydrologic Study have been completed. The Environmental Impact Statement, the Risk Study and the Change of Use of Land Studies are expected to be presented to government authorities in late 2014 subject to the legal activities presently in progress. The Company has submitted three different legal orders to obtain the approvals to present its final permit applications. The Company has obtained one positive resolution and expects the remaining orders to be approved later in 2014.

There has been opposition to mining in the La Luz area from certain groups of indigenous people and non-government organizations. An injunction was placed by the Company to defend against the attempt by the indigenous peoples to promote a constitutional decree to declare certain areas in San Luis Potosi as natural protected areas, including areas within which the La Luz mine that have been duly granted mining concessions. These legal matters are being addressed in the Mexican courts by the Company. Contrary to independent reports regarding the La Luz project, the Company has no plans to do any mining above ground, no plans for open pit mining, and has no plans for the use of cyanide in any of its processing activities on or around the La Luz project.

During the first quarter, the Company decided to suspend the project of restoring the old historic buildings at the Santa Ana Hacienda and the construction of the previously announced Thematic and Cultural Park and mining museum. To date, an amount of $3.6 million has been invested in the project. The new cultural facility and mining museum was part of a “Sustainable Development Project” which was providing permanent long term jobs to the local communities but which have now been suspended.

Jalisco Group of Properties, Jalisco, Mexico

The Company acquired a group of mining claims totalling 5,245 hectares located in various mining districts located in Jalisco State, Mexico. During 2008, surface geology and mapping began with the purpose of defining future drill targets. However, exploration has since been discontinued as the Company focuses its capital investment on other higher priority projects.

In January 2011, the Company granted an option to acquire up to 90% in the Jalisco Group of Properties (the “Properties”) to Sonora Resources Corp. (the “Optionee”) whereby the Optionee issued 10 million shares of common stock with a fair value of $3.4 million. The Optionee has committed to spend $3 million over the first three years to earn a 50% interest and $5 million over five years to earn a 70% interest. In order to obtain a 90% interest, the Optionee is required to complete a bankable feasibility study within seven years. First Majestic will retain a 10% free carried interest and a 2.375% NSR.

In April 2014, the Company amended the option agreement, which requires the Optionee to spend $3.0 million over the first five years to earn a 50% interest and an additional $2.0 million over seven years to earn a 70% interest, with an option to earn a 90% interest by completing a bankable feasibility study within nine years. In exchange, First Majestic received an additional 3 million shares of common stock of the Optionee.

Plomosas Silver Project and other Exploration Properties

The Company owns an extensive portfolio of exploration stage properties, some of which were acquired during the Silvermex acquisition. The highest priority project, the Plomosas Silver Project, which consists of the adjacent Rosario and San Juan historic mines in the Sinaloa, Mexico, was scheduled for drilling in 2013. However, due to budget cuts, this exploration program has been delayed. The Company is also assessing its portfolio of other exploration properties to determine if these additional properties fit within the Company's production focused portfolio.

Divesture of Minera Terra Plata

On July 1, 2014, First Majestic divested its 100% wholly owned subsidiary, Minera Terra Plata S.A. de C.V. (“Terra Plata”), to Sundance Minerals Ltd. (“Sundance”), a private exploration company, which then agreed to vend 100% of its shares to a TSX Venture Exchange capital pool company. First Majestic received a 34.2% interest in Sundance in the divesture. Terra Plata owns a 100% interest in the Penasco Quemado, the La Frazada and the Lobos projects, properties that First Majestic acquired through its acquisition of Silvermex in July 2012.

Concurrent with the sale of Terra Plata to Sundance, Sundance acquired certain mineral property interests owned by an officer and a director of First Majestic for a 2.8% interest in Sundance. Subsequent to the sale of Terra Plata, certain officers, directors and employees of First Majestic subscribed in a private placement in Sundance to raise CAD$525,000 for a 7.6% minority interest in Sundance. Following the completion of the proposed transaction, which is anticipated to complete in September 2014, First Majestic expects to distribute all its interest in the resulting entity to its shareholders by way of dividend in-kind.

NON-GAAP MEASURES

CASH COST PER OUNCE AND TOTAL PRODUCTION COST PER TONNE

Cash costs per ounce and total production cost per tonne are non-GAAP measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and are widely reported in the silver mining industry as benchmarks for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures.

The following tables provide a detailed reconciliation of these measures to our cost of sales, as reported in our consolidated financial statements.

	Three Months Ended June 30, 2014						Three Months Ended June 30, 2013
(expressed in thousands of U.S. dollars, except ounce and per ounce amounts)	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Total	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Total
Cost of sales (as reported)						$42,727						$23,891
Add (Deduct): Cost of sales for Vancouver, Europe and intercompany elimination						(292)						4,335
Cost of sales (mine)	$12,776	$9,008	$12,612	$5,738	$2,301	$42,435	$9,816	$8,653	$3,697	$4,103	$1,957	$28,226
Add: Third party smelting and refining	461	2,967	1,891	128	630	6,077	515	3,014	2,163	141	1,265	7,098
Deduct: Workers participation	(1,086)	-	-	-	-	(1,086)	-	-	-	-	(27)	(27)
Deduct: Other non-cash costs	(27)	(19)	-	(13)	-	(59)	(7)	(10)	101	3	9	96
Inventory changes	(2,767)	(288)	(1,165)	(256)	(12)	(4,488)	50	(782)	(500)	476	510	(246)
Total cash cost before by-product credits (A)	$9,357	$11,668	$13,338	$5,597	$2,919	$42,879	$10,374	$10,875	$5,461	$4,723	$3,714	$35,147
Deduct: By-product credits	(79)	(7,663)	(2,946)	(1,118)	(1,726)	(13,532)	(637)	(4,535)	(2,571)	(690)	(1,366)	(9,799)
Total cash cost (B)	$9,278	$4,005	$10,392	$4,479	$1,193	$29,347	$9,737	$6,340	$2,890	$4,033	$2,348	$25,348

Tonnes processed	183,177	171,617	174,645	96,278	45,307	671,024	269,517	193,470	74,193	85,483	45,735	668,398
Total ounces of silver produced	1,073,636	716,045	730,580	449,045	128,912	3,098,218	1,104,973	710,979	369,772	371,301	210,941	2,767,966
Deduct: Metal deduction ounces	(4,295)	(22,411)	(22,921)	(1,796)	(3,223)	(54,646)	(5,115)	(21,600)	(17,087)	(1,728)	(33,214)	(78,744)
Payable ounces of silver produced (C)	1,069,341	693,634	707,659	447,249	125,689	3,043,572	1,099,858	689,379	352,685	369,573	177,727	2,689,222

Mining cost per ounce	$2.66	$3.96	$5.56	$4.00	$5.96	$3.97	$2.35	$4.26	$2.88	$3.94	$5.34	$3.33
Milling cost per ounce	3.96	5.04	8.19	5.53	5.68	5.49	5.08	4.90	3.88	5.99	3.70	4.91
Indirect cost per ounce	1.31	2.28	1.74	2.40	5.46	1.96	1.07	1.44	1.74	2.25	3.80	1.59
Total production cost per ounce	$7.93	$11.28	$15.49	$11.92	$17.10	$11.43	$8.50	$10.60	$8.50	$12.18	$12.84	$9.83
Transport and other selling costs per ounce	0.25	1.06	0.59	0.18	0.92	0.52	0.46	0.58	0.86	0.22	0.94	0.54
Smelting and refining costs per ounce	0.44	4.27	2.68	0.28	5.01	2.00	0.47	4.37	6.13	0.38	7.12	2.64
Environmental duty and royalties per ounce	0.12	0.20	0.10	0.14	0.18	0.13	-	0.22	-	-	-	0.06
Cash cost per ounce before by-product credits (A/C)	$8.74	$16.81	$18.86	$12.53	$23.22	$14.08	$9.43	$15.77	$15.49	$12.78	$20.90	$13.07
Deduct: By-product credits	(0.07)	(11.04)	(4.16)	(2.50)	(13.74)	(4.45)	(0.58)	(6.57)	(7.29)	(1.87)	(7.69)	(3.64)
Cash cost per ounce (B/C)	$8.67	$5.76	$14.70	$10.02	$9.48	$9.63	$8.85	$9.20	$8.20	$10.91	$13.21	$9.43

Mining cost per tonne	$15.60	$16.01	$22.51	$18.57	$16.51	$17.99	$9.59	$15.19	$13.70	$17.04	$20.75	$13.39
Milling cost per tonne	23.20	20.36	33.14	25.67	15.77	24.91	20.72	17.47	18.43	25.89	14.36	19.75
Indirect cost per tonne	7.67	9.21	7.05	11.14	15.16	8.91	4.39	5.13	8.25	9.69	14.79	6.43
Total production cost per tonne	$46.47	$45.58	$62.70	$55.38	$47.44	$51.81	$34.70	$37.79	$40.38	$52.62	$49.90	$39.57

The following table provides a detailed breakdown of by-product credits on a total and per silver ounce basis:

	Three Months Ended June 30, 2014						Three Months Ended June 30, 2013
(expressed in thousands of U.S. dollars, except ounce and per ounce amounts)	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Total	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Total
By-product credits attributed to:
Gold	$(1)	$(174)	$(104)	$(1,118)	$(1,726)	$(3,123)	$(24)	$(292)	$(12)	$(690)	$(1,366)	$(2,384)
Lead	-	(5,478)	(2,734)	-	-	(8,212)	-	(3,171)	(1,823)	-	-	(4,994)
Zinc	-	(2,011)	(108)	-	-	(2,119)	-	(1,072)	(736)	-	-	(1,808)
Iron	(78)	-	-	-	-	(78)	(613)	-	-	-	-	(613)
Total by-product credits	$(79)	$(7,663)	$(2,946)	$(1,118)	$(1,726)	$(13,532)	$(637)	$(4,535)	$(2,571)	$(690)	$(1,366)	$(9,799)
By-product credits cost per ounce
Gold	-	(0.24)	(0.15)	(2.50)	(13.74)	(1.02)	(0.02)	(0.41)	(0.03)	(1.87)	(7.69)	(0.88)
Lead	-	(7.90)	(3.86)	-	-	(2.70)	-	(4.60)	(5.17)	-	-	(1.86)
Zinc	-	(2.90)	(0.15)	-	-	(0.70)	-	(1.56)	(2.09)	-	-	(0.67)
Iron	(0.07)	-	-	-	-	(0.03)	(0.56)	-	-	-	-	(0.23)
Total by-product credits per ounce	$(0.07)	$(11.04)	$(4.16)	$(2.50)	$(13.74)	$(4.45)	$(0.58)	$(6.57)	$(7.29)	$(1.87)	$(7.69)	$(3.64)

	Year to Date Ended June 30, 2014						Year to Date Ended June 30, 2013
(expressed in thousands of U.S. dollars, except ounce and per ounce amounts)	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Total	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Total
Cost of sales (as reported)						$77,997						$48,161
Add (Deduct): Cost of sales for Vancouver, Europe and intercompany elimination						(459)						3,681
Cost of sales (mine)	$22,507	$17,332	$22,617	$10,314	$4,768	$77,538	$19,828	$14,720	$3,834	$8,761	$4,699	$51,842
Add: Third party smelting and refining	840	6,038	3,457	220	1,325	11,880	989	5,512	2,163	241	3,206	12,111
Deduct: Workers participation	(1,865)	-	-	-	-	(1,865)	(260)	-	-	-	(27)	(287)
Deduct: Other non-cash costs	(30)	(40)	-	(31)	-	(101)	(48)	(22)	(35)	(13)	(59)	(177)
Inventory changes	(3,059)	99	501	(289)	(18)	(2,766)	143	255	(500)	(199)	(30)	(331)
Total cash cost before by-product credits (A)	$18,393	$23,429	$26,575	$10,214	$6,075	$84,686	$20,652	$20,465	$5,462	$8,790	$7,789	$63,158
Deduct: By-product credits	(110)	(14,571)	(5,821)	(2,091)	(4,643)	(27,236)	(1,143)	(8,965)	(2,571)	(1,170)	(2,850)	(16,699)
Total cash cost (B)	$18,283	$8,858	$20,754	$8,123	$1,432	$57,450	$19,509	$11,500	$2,891	$7,620	$4,939	$46,459

Tonnes processed	365,101	357,833	319,467	174,802	91,484	1,308,687	638,196	398,130	74,193	165,529	77,316	1,353,364
Total ounces of silver produced	2,117,209	1,524,241	1,377,249	731,874	243,142	5,993,715	2,221,705	1,436,197	369,772	631,185	398,687	5,057,546
Deduct: Metal deduction ounces	(8,469)	(48,368)	(42,058)	(2,927)	(6,079)	(107,902)	(10,699)	(45,560)	(17,087)	(3,028)	(67,131)	(143,505)
Payable ounces of silver produced (C)	2,108,740	1,475,873	1,335,190	728,947	237,063	5,885,813	2,211,006	1,390,637	352,685	628,157	331,556	4,914,041

Mining cost per ounce	$2.61	$3.77	$5.74	$4.37	$7.28	$4.02	$2.21	$4.02	$2.88	$4.19	$5.50	$3.25
Milling cost per ounce	4.08	4.79	9.11	6.44	6.04	5.77	5.30	4.51	3.88	6.49	3.54	5.01
Indirect cost per ounce	1.28	1.96	1.72	2.56	5.50	1.88	1.00	1.40	1.74	2.62	3.75	1.56
Total production cost per ounce	$7.97	$10.52	$16.57	$13.37	$18.82	$11.67	$8.51	$9.93	$8.50	$13.30	$12.79	$9.82
Transport and other selling costs per ounce	0.23	1.04	0.64	0.21	0.99	0.55	0.38	0.62	0.86	0.31	1.03	0.52
Smelting and refining costs per ounce	0.40	4.09	2.59	0.30	5.59	2.02	0.45	3.96	6.13	0.38	9.67	2.46
Environmental duty and royalties per ounce	0.11	0.22	0.11	0.13	0.22	0.14	-	0.20	-	-	-	0.06
Cash cost per ounce before by-product credits (A/C)	$8.71	$15.87	$19.91	$14.02	$25.62	$14.38	$9.34	$14.71	$15.49	$13.99	$23.49	$12.86
Deduct: By-product credits	(0.05)	(9.87)	(4.36)	(2.87)	(19.59)	(4.63)	(0.52)	(6.45)	(7.29)	(1.86)	(8.59)	(3.41)
Cash cost per ounce (B/C)	$8.66	$6.00	$15.55	$11.15	$6.03	$9.75	$8.82	$8.26	$8.20	$12.13	$14.90	$9.45

Mining cost per tonne	$15.07	$15.55	$23.99	$18.22	$18.86	$18.08	$7.65	$14.05	$13.70	$15.90	$23.62	$11.81
Milling cost per tonne	23.57	19.76	38.07	26.86	15.65	25.95	18.37	15.75	18.43	24.63	15.18	18.24
Indirect cost per tonne	7.39	8.08	7.19	10.68	14.25	8.46	3.46	4.90	8.25	9.95	16.06	5.68
Total production cost per tonne	$46.03	$43.39	$69.25	$55.76	$48.76	$52.49	$29.48	$34.70	$40.38	$50.48	$54.86	$35.73

The following table provides a detailed breakdown of by-product credits on a total and per silver ounce basis:

	Year to Date Ended June 30, 2014						Year to Date Ended June 30, 2013
(expressed in thousands of U.S. dollars, except ounce and per ounce amounts)	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Total	La Encantada	La Parrilla	La Parrilla	San Martin	La Guitarra	Total
By-product credits attributed to:
Gold	$(4)	$(365)	$(279)	$(2,091)	$(4,643)	$(7,382)	$(59)	$(562)	$(12)	$(1,170)	$(2,850)	$(4,653)
Lead	-	(10,492)	(5,054)	-	-	(15,546)	(2)	(6,234)	(1,823)	-	-	(8,059)
Zinc	-	(3,714)	(488)	-	-	(4,202)	-	(2,169)	(736)	-	-	(2,905)
Iron	(106)	-	-	-	-	(106)	(1,082)	-		-	-	(1,082)
Total by-product credits	$(110)	$(14,571)	$(5,821)	$(2,091)	$(4,643)	$(27,236)	$(1,143)	$(8,965)	$(2,571)	$(1,170)	$(2,850)	$(16,699)
By-product credits cost per ounce
Gold	-	(0.25)	(0.21)	(2.87)	(19.59)	(1.25)	(0.03)	(0.40)	(0.03)	(1.86)	(8.59)	(0.96)
Lead	-	(7.10)	(3.79)	-	-	(2.65)	-	(4.49)	(5.17)	-	-	(1.64)
Zinc	-	(2.52)	(0.36)	-	-	(0.71)	-	(1.56)	(2.09)	-	-	(0.59)
Iron	(0.05)	-	-	-	-	(0.02)	(0.49)	-	-	-	-	(0.22)
Total by-product credits per ounce	$(0.05)	$(9.87)	$(4.36)	$(2.87)	$(19.59)	$(4.63)	$(0.52)	$(6.45)	$(7.29)	$(1.86)	$(8.59)	$(3.41)

All-IN SUSTAINING COSTS PER OUNCE

All-In Sustaining Cost (“AISC”) is a non-GAAP measure and was calculated based on guidance provided by the World Gold Council (“WGC”) in June 2013. WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus development capital expenditures.

AISC is a more comprehensive measure than cash cost per ounce for the Company’s consolidated operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver from its current operations.

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

AISC includes total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures, corporate general and administrative expense, exploration and evaluation costs, share-based payments and reclamation cost accretion. The Company believes that this measure represents the total sustainable costs of producing silver from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from current operations, new project capital and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

The following tables provide a detailed reconciliation of these measures to our cost of sales, as reported in our consolidated financial statements.

	Three Months Ended June 30, 2014
(expressed in thousands of U.S. dollars, except ounce and per ounce amounts)	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Corporate	Total
Cost of sales (as reported)							$42,727
Add (Deduct): Cost of sales for Vancouver, Europe and intercompany elimination							(292)
Cost of sales (mine)	$12,776	$9,008	$12,612	$5,738	$2,301	$-	$42,435
Third party smelting and refining	461	2,967	1,891	128	630	-	6,077
Other non-cash costs	(27)	(19)	-	(13)	-	-	(59)
Inventory changes	(2,767)	(288)	(1,165)	(256)	(12)	-	(4,488)
By-product credits	(79)	(7,663)	(2,946)	(1,118)	(1,726)	-	(13,532)
Sustaining capital expenditures	4,818	3,878	4,026	2,593	1,716	217	17,248
General and administrative expenses	-	-	-	-	-	4,762	4,762
Share-based payments	-	-	-	-	-	2,678	2,678
Accretion of decommissioning liabilities	54	36	49	35	31	-	205
All-in sustaining costs	$15,236	$7,919	$14,467	$7,107	$2,940	$7,657	$55,326
Payable ounces of silver produced	1,069,341	693,634	707,659	447,249	125,689	-	3,043,572
All-in sustaining costs per ounce	$14.25	$11.42	$20.44	$15.89	$23.39	$-	$18.18

	Year to Date Ended June 30, 2014
(expressed in thousands of U.S. dollars, except ounce and per ounce amounts)	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Corporate	Total
Cost of sales (as reported)							$77,997
Add (Deduct): Cost of sales for Vancouver, Europe and intercompany elimination							(459)
Cost of sales (mine)	$22,507	$17,332	$22,617	$10,314	$4,768	$-	$77,538
Third party smelting and refining	840	6,038	3,457	220	1,325	-	11,880
Other non-cash costs	(30)	(40)	-	(31)	-	-	(101)
Inventory changes	(3,059)	99	501	(289)	(18)	-	(2,766)
By-product credits	(110)	(14,571)	(5,821)	(2,091)	(4,643)	-	(27,236)
Sustaining capital expenditures	9,216	8,371	7,884	4,671	3,369	513	34,024
General and administrative expenses	-	-	-	-	-	9,568	9,568
Share-based payments	-	-	-	-	-	5,326	5,326
Accretion of decommissioning liabilities	110	71	96	68	62	-	407
All-in sustaining costs	$29,474	$17,300	$28,734	$12,862	$4,863	$15,407	$108,640
Payable ounces of silver produced	2,108,740	1,475,873	1,335,190	728,947	237,063	-	5,885,813
All-in sustaining costs per ounce	$13.98	$11.72	$21.52	$17.64	$20.51	$-	$18.46

AVERAGE REALIZED SILVER PRICE PER OUNCE

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver doré bars and concentrates, including associated metal by-products of gold, lead, zinc and iron ore after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The following is an analysis of the gross revenues prior to refining and smelting charges, and shows deducted smelting and refining charges to arrive at the net reportable revenue for the period per IFRS. Gross revenues are divided into payable equivalent silver ounces sold to calculate the average realized price per ounce of silver equivalents sold.

	Three Months Ended		Year to Date Ended
	June 30,		June 30,
	2014	2013	2014	2013
Revenues as reported	$66,927	$48,372	$132,223	$115,442
Add back: smelting and refining charges	6,077	6,705	11,880	11,711
Gross Revenues	73,004	55,077	144,103	127,153
Payable equivalent silver ounces sold	3,727,131	2,481,654	7,128,646	4,914,437
Average realized price per ounce of silver sold(1)	$19.59	$22.19	$20.21	$25.87
Average market price per ounce of silver per COMEX	$19.62	$23.10	$20.04	$26.56

(1)

Average realized price per ounce of silver sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one to four months after delivery to the customer, based on the market price at that time. The mark-to-market adjustments do not apply to doré sales which constitute the majority of the Company’s silver sales.

ADJUSTED EARNINGS PER SHARE (“Adjusted EPS”)

The Company uses the financial measure “Adjusted EPS” to supplement information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The Company excludes non-cash and unusual items from net earnings to provide a measure which allows the Company and investors to evaluate the operating results of the underlying core operations. The presentation of Adjusted EPS is not meant to be a substitute for EPS presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

The following table provides a detailed reconciliation of net earnings as reported in the Company’s consolidated financial statements to adjusted net earnings and Adjusted EPS.

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013
Net earnings as reported	$7,590	$160	$13,570	$26,677
Adjustments for non-cash or unusual items:
Deferred income tax (recovery) expense	(313)	559	132	6,281
Loss (gain) from fair value adjustment of prepayment facility	3,781	(1,478)	2,356	(6,328)
Share-based payments	2,678	4,067	5,326	8,472
(Gain) loss from investment in silver futures and marketable securities	(251)	5,864	(1,353)	7,010
Write-down of AFS marketable securities	275	-	275	1,000
Gain from First Silver litigation, net of fees	(14,004)	-	(14,004)	156
Gain from termination fee on Orko acquisition	-	18	-	(9,113)
Gain from value added tax settlement	-	(711)	-	(711)
Write-down of work-in-process inventory	2,487	-	2,487	-
Adjusted net earnings	$2,243	$8,479	$8,789	$33,444
Weighted average number of shares on issue - basic	117,490,053	116,921,685	117,359,468	116,908,525
Adjusted EPS	$0.02	$0.07	$0.07	$0.29

CASH FLOW PER SHARE

Cash Flow per Share is determined based on operating cash flows before movements in working capital and income taxes, as illustrated in the consolidated statements of cash flow, divided by the weighted average shares outstanding during the period.

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013
Operating Cash Flows before Movements in Working Capital and Income Taxes	$18,980	$34,804	$44,333	$79,668
Weighted average number of shares on issue - basic	117,490,053	116,921,685	117,359,468	116,908,525
Cash Flow per Share	$0.16	$0.30	$0.38	$0.68

WORKING CAPITAL

Working capital is determined based on current assets and current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and operating efficiency.

	June 30,	December 31,
	2014	2013
Current Assets	$118,074	$109,533
Less: Current Liabilities	(71,987)	(76,723)
Working Capital	$46,087	$32,810

ADDITIONAL GAAP MEASURES

The Company uses additional financial measures which should be evaluated in conjunction with IFRS. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The following additional GAAP measures are used:

  Gross margin represents the difference between revenues and cost of sales, excluding depletion, depreciation and amortization. Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance prior to non-cash depletion, depreciation and amortization in order to assess the Company’s ability to generate operating cash flow.

  Mine operating earnings represents the difference between gross margin and depletion, depreciation and amortization. Management believes that mine operating earnings provides useful information to investors because mine operating earnings excludes expenses not directly associated with commercial production.

  Operating cash flows before movements in working capital and income taxes represents cash flows generated from operations before changes in working capital and income taxes paid. Management believes that this measure allows investors to evaluate the Company’s pre-tax cash flows generated from operations adjusted for fluctuations in non-cash working capital items due to timing issues and the Company’s ability to service its debt.

The terms described above do not have a standardized meaning prescribed by IFRS, therefore the Company’s definitions may not be comparable to similar measures presented by other companies.

REVIEW OF SECOND QUARTER FINANCIAL RESULTS

For the quarter ended June 30, 2014 compared to the quarter ended June 30, 2013 (in thousands of dollars, except for per share amounts):

	Quarter Ended June 30,
	2014	2013

Revenues	$66,927	$48,372	(1)
Cost of sales (excludes depletion, depreciation and amortization)	42,727	23,891	(2)
Gross margin	24,200	24,481
Depletion, depreciation and amortization	14,699	10,198	(3)
Mine operating earnings	9,501	14,283	(4)
General and administrative expenses	4,938	5,798	(5)
Share-based payments	2,678	4,067	(6)
Accretion of decommissioning liabilities	205	147
Foreign exchange loss	640	88
Operating earnings	1,040	4,183	(7)
Investment and other income (expense)	10,625	(2,681)	(8)
Finance costs	(1,990)	(480)	(9)
Earnings before income taxes	9,675	1,022
Current income tax expense	2,398	303
Deferred income tax (recovery) expense	(313)	559
Income tax expense	2,085	862	(10)
Net earnings for the period	$7,590	$160	(11)
Earnings per share (basic)	$0.06	$0.00	(11)
Earnings per share (diluted)	$0.06	$0.00

1.

Revenues for the quarter ended June 30, 2014 increased by 38% to $66,927,000 from $48,372,000 in the second quarter of 2013. The increase in revenues was primarily attributed to 50% increase in silver equivalent ounces sold, offset by 12% decrease in average realized silver price. Most of the increase in ounces sold was attributed to the suspension of approximately 700,000 ounces of silver sales in the same quarter of the prior year in an attempt to maximize profits due to the dramatic fall in silver prices. Silver equivalent ounces sold was also higher due to 18% increase in the Company’s production attributed to the Del Toro and San Martin expansions.

2.

Cost of sales in the second quarter of 2014 was $42,727,000 an increase of $18,836,000 or 79% compared to $23,891,000 in the second quarter of 2013. The increase in cost of sales was primarily attributed to a 50% increase in payable equivalent ounces sold and an increase in by-product production at La Parrilla and Del Toro, as by-product credits are presented as revenue but costs related to by-product productions are in cost of sales. Cost of sales was also higher due to $2.5 million write-down of over-valued work in process inventories during the quarter.

3.

Depletion, depreciation and amortization increased from $10,198,000 in the second quarter of 2013 to $14,699,000 in the second quarter of 2014, an increase of $4,501,000 or 44%. The increase was due to increase in depletion related to the Del Toro cyanidation plant expansion and additional depreciation and amortization expense from increase in production rates at the Del Toro and San Martin mines.

4.

Despite an 18% production growth, mine operating earnings decreased by 33% in the second quarter of 2014 to $9,501,000, a decrease of $4,782,000 when compared to $14,283,000 for the same quarter in the prior year. Mine operating earnings were primarily affected by lower silver prices and increases in depletion, depreciation and amortization compared to the second quarter of 2013.

5.

General and administrative expenses has decreased by $860,000 or 15% compared to the same quarter in the prior year. The decrease was attributed to lower salaries and benefits and travel expenses as part of the Company’s initiative for cost reduction.

6.

Share-based payments decreased by $1,389,000 or 34% compared to the second quarter of 2013 and was primarily due to decrease in fair value of stock options granted over the past year, which were directly correlated to the Company’s share price.

7.

Operating earnings for the quarter was $1,040,000 compared to operating earnings of $4,183,000 for the quarter ended June 30, 2013. The decrease was primarily due to lower mine operating earnings offset by a decrease in general and administrative expenses and share-based payments.

8.

During the quarter ended June 30, 2014, the Company recognized investment and other income of $10,625,000 compared to a loss of $2,681,000 in the same quarter in the prior year. The investment income during the second quarter of 2014 was primarily attributed to the recognition of a $14,127,000 gain from the First Silver litigation which was previously a deferred liability, offset by a $3,781,000 loss from fair value adjustment of the prepayment facility. There were no silver futures held during the quarter compared to a loss of $4,467,000 million in the second quarter of 2013.

9.

During the quarter ended June 30, 2014, the Company incurred $1,990,000 in financing costs compared to $480,000 in the same quarter of the prior year. The increase in financing costs was primarily related to $1,074,000 in interest and accretion expense related to the prepayment facilities, which were capitalized as part of Del Toro construction cost in the same quarter of the prior year, $284,000 in fees related to refinancing of various finance lease agreements, as well as interest for new finance leases.

10.

During the quarter ended June 30, 2014, the Company recorded an income tax expense of $2,085,000 compared to an income tax expense of $862,000 in the quarter ended June 30, 2013. The increase in taxes was attributed to higher earnings before income tax. The effective income tax rate in the second quarter of 2014 was 22% primarily due to taxation effects of the $14.2 million litigation gain and foreign currency translation.

11.	As a result of the foregoing, net earnings for the quarter ended June 30, 2014 was $7,590,000 or EPS of $0.06, compared to net earnings of $160,000 or EPS of $nil in the quarter ended June 30, 2013.

For the year to date ended June 30, 2014 compared to the year to date ended June 30, 2013 (in thousands of dollars, except for share amounts):

	Year to Date Ended June 30,
	2014	2013

Revenues	$132,223	$115,442	(1)
Cost of sales (excludes depletion, depreciation and amortization)	77,997	48,161	(2)
Gross margin	54,226	67,281
Depletion, depreciation and amortization	28,104	18,394	(3)
Mine operating earnings	26,122	48,887	(4)
General and administrative	9,913	13,259	(5)
Share-based payments	5,326	8,472	(6)
Accretion of decommissioning liabilities	407	274
Foreign exchange loss	694	734
Operating earnings	9,782	26,148	(7)
Investment and other income	13,522	9,277	(8)
Finance costs	(3,233)	(1,004)	(9)
Earnings before income taxes	20,071	34,421
Current income tax expense	6,369	1,463
Deferred income tax (recovery) expense	132	6,281
Income tax expense	6,501	7,744	(10)
Net earnings for the period	$13,570	$26,677	(11)
Earnings per share (basic)	$0.12	$0.23	(11)
Earnings per share (diluted)	$0.12	$0.23

1.

Revenues for the year to date ended June 30, 2014 increased by 15% or $16,781,000 to $132,223,000 from $115,442,000 during the same period of the prior year primarily due to a 45% increase in payable equivalent silver ounces sold. In the second quarter of 2013, as a result of the dramatic fall in silver prices in a very short timeframe, the Company decided to suspend approximately 700,000 ounces of silver sales near quarter end in an attempt to maximize future profits. The suspension of sales resulted in lower revenues in 2013 by approximately $14.8 million. Revenues were also affected by a 22% decrease in average realized silver price offset by lower smelting and refining costs.

2.

Cost of sales for the year to date ended June 30, 2014 was $77,997,000, an increase of 62% or $29,836,000 compared to $48,161,000 in the same period of 2013. The increase in cost of sales was attributed to a 45% increase in payable equivalent ounces sold, $2.5 million write-down of over-valued work in process inventories, as well as increase in by-product production at La Parrilla and Del Toro, as by-product credits are presented as revenue but costs related to by-product productions are in cost of sales. Most of the increase in ounces sold was attributed to the suspension of approximately 700,000 ounces of silver sales in the second quarter of the prior year.

3.

Depletion, depreciation and amortization increased by 53% to $28,104,000 for the year to date ended June 30, 2014, primarily due to incremental depreciation expense from the additions of the Del Toro and San Martin.

4.

Mine operating earnings decreased by 47% to $26,122,000 for the year to date ended June 30, 2014, compared to $48,887,000 for the same period in the prior year. Mine operating earnings were affected by the increase in cost of sales and higher depletion, depreciation and amortization expenses.

5.

General and administrative expenses for the year to date ended June 30, 2014 was $9,913,000, a decrease of 25% compared to the same period of the prior year due to lower salaries and employee benefits, professional fees, travel and administrative expenses as part of the Company’s cost reduction program.

6.

Share-based payments expense for the year to date ended June 30, 2014 decreased by $3,146,000 or 37% compared to the same period of the prior year. The decrease was primarily due to decrease in fair value of stock options granted in 2013 and 2014, when the Company’s share price was lower at time of the grant compared to the prior year.

7.

Operating earnings decreased by 63% to $9,782,000 for the year to date ended June 30, 2014, compared to operating earnings of $26,148,000 for the year to date ended June 30, 2013, due to the increase in cost of sales and depletion, depreciation and amortization which resulted in a decrease in mine operating earnings.

8.

During the year to date ended June 30, 2014 investment income was $13,522,000 compared to investment and other income of $9,277,000 in the same period of the prior year. The income is primarily attributed to the recognition of the deferred gain from the First Silver litigation of $14,127,000 and loss of $2,356,000 from fair value adjustment of the prepayment facility compared to a gain from fair value adjustment of prepayment facility in the comparative period of 2013, gain on investment in silver futures of $1,102,000 compared to a $5,287,000 loss in the 2013 comparative period. Also, in the year to date ended June 30, 2013, the Company recognized a $9,113,000 termination fee from the Orko acquisition, net of costs.

9.

During the year to date ended June 30, 2014, the Company incurred $3,233,000 in financing costs compared to $1,004,000 in the same quarter of the prior year. The increase in financing costs was primarily related to $1,807,000 in interest and accretion expense related to the prepayment facilities, which were capitalized as part of Del Toro construction cost in the same quarter of the prior year, $284,000 in fees related to refinancing of various finance lease agreements, as well as interest for new finance leases.

10.

During the year to date ended June 30, 2014, the Company recorded an income tax expense of $6,501,000 compared to $7,744,000 in the same period of 2013. The decrease in income tax expense was primarily attributed to lower earnings before tax. The effective tax rate in the year to date period was 32%, compared to 22% in the six months ended June 30, 2013.

11.

As a result of the foregoing, net earnings for the year to date ended June 30, 2014 was $13,570,000, or basic EPS of $0.12 compared to net earnings of $26,677,000 or EPS of $0.23 for the same period of 2013.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters:

	2014		2013				2012
Financial Highlights	Q2(1)	Q1(2)	Q4(3)	Q3(4)	Q2(5)	Q1(6)	Q4 (7)	Q3(8)
Revenue	$66,927	$65,296	$58,989	$76,882	$48,372	$67,070	$71,007	$63,581
Cost of sales	$42,727	$35,270	$31,437	$36,060	$23,891	$24,270	$23,686	$20,912
Depletion, depreciation and amortization	$14,699	$13,405	$13,298	$11,645	$10,198	$8,196	$7,861	$6,832
Mine operating earnings	$9,501	$16,621	$14,254	$29,177	$14,283	$34,604	$39,460	$35,837
Net earnings (loss) after tax	$7,590	$5,980	$(81,229)	$16,320	$160	$26,517	$22,350	$24,869
Earnings (loss) per share (basic)	$0.06	$0.05	$(0.69)	$0.14	$0.00	$0.23	$0.19	$0.22
Earnings (loss) per share (diluted)	$0.06	$0.05	$(0.69)	$0.14	$0.00	$0.23	$0.19	$0.21

Notes:

1.

In the quarter ended June 30, 2014, mine operating earnings decreased by 43% to $9,501,000 compared to $16,621,000 in the quarter ended March 31, 2014. Net earnings increased by 27% to $7,590,000 from $5,980,000 in the quarter ended March 31, 2014. Increase in net earnings was primarily attributed to $14.1 million litigation gain, partially offset by decrease in mine operating earnings due to 6% decrease in average realized silver price and higher depletion, depreciation and amortization due to increase in production rate.

2.

In the quarter ended March 31, 2014, mine operating earnings improved 17% to $16,621,000, compared to $14,254,000 in the quarter ended December 31, 2013. Net earnings increased $87,209,000 to $5,980,000, compared to a loss of $81,229,000 in the previous quarter. Net earnings in the previous quarter was affected by a non-cash $28,791,000 impairment on goodwill and mining interests and $38,793,000 non-cash adjustment to deferred income tax expense in relation to the Mexican Tax Reform.

3.

In the quarter ended December 31, 2013, mine operating earnings decreased $14,923,000 or 51% compared to the quarter ended September 30, 2013, primarily attributed to decrease of 17% or 673,621 ounces of payable equivalent silver ounces sold. More ounces were sold in the prior quarter due to sale of approximately 650,000 ounces of silver sales that were suspended and delayed at the end of the second quarter. In addition, depletion, depreciation and amortization was higher due to 9% increase in tonnes milled during the fourth quarter compared to the prior quarter. Net loss after tax was $81,229,000 compared to net earnings of $16,320,000. The decrease was attributed to $28,791,000 impairment on goodwill and mining interests, $14,923,000 decline in mine operating earnings, as well as $38,793,000 non-cash adjustment to deferred income tax expense recorded during the quarter in relation to the Mexican Tax Reform.

4.

In the quarter ended September 30, 2013, mine operating earnings increased $14,894,000 or 104% compared to the quarter ended June 30, 2013, primarily attributed to an increase of 57% or 1,407,022 ounces of payable equivalent silver ounces sold, which includes approximately 650,000 ounces of silver sales that were suspended and delayed at the end of the second quarter of 2013 due to declining silver prices. Net earnings after tax was $16,320,000, an increase of $16,160,000 compared to the previous quarter due to increase in mine operating earnings and investment and other income.

5.

In the quarter ended June 30, 2013, mine operating earnings decreased $20,321,000 or 59% compared to the quarter ended March 31, 2013, primarily attributed to a 25% decline in silver prices and management’s decision to suspend approximately 700,000 ounces of silver sales near quarter end in order to maximize future profits. Net earnings after tax was $160,000, a decrease of $26,357,000 compared to the previous quarter due to decrease in mine operating earnings and $5,864,000 loss on investment in silver futures and marketable securities, compared to a one-time gain of $9,131,000 from termination fee of the Orko acquisition in the previous quarter.

6.

In the quarter ended March 31, 2013, mine operating earnings decreased $4,856,000 or 12% compared to the quarter ended December 31, 2012, primarily attributed to 9% decline in silver prices and higher cost of sales due to appreciation of the Mexican peso against the US dollar. Net earnings after tax increased by $4,167,000 or 19% compared to the previous quarter, due to gain from termination fee of the Orko acquisition and gain on fair value adjustment of the prepayment facility.

7.

In the quarter ended December 31, 2012, mine operating earnings increased $3,623,000 or 10% compared to the quarter ended September 30, 2012, primarily attributed to 5% increase in production, partially offset by higher depletion, depreciation and amortization expense. Net earnings after tax decreased by $2,519,000 or 10% compared to the third quarter of 2012 due to a $6,017,000 decrease in investment income compared to the previous quarter.

8.

In the quarter ended September 30, 2012, mine operating earnings increased $4,778,000 or 15% compared to the quarter ended September 30, 2012 primarily attributed to 16% increase in production, partially offset by higher depletion, depreciation and amortization expense. Net earnings after tax increased by $9,548,000 or 62% compared to the third quarter of 2012. The increase was due to increase in mine operating earnings and $9,016,000 increase in investment income compared to the third quarter of 2012.

2014 PRODUCTION OUTLOOK

This section of the MD&A provides management’s production forecasts for the remainder of 2014. These are forward-looking estimates and are subject to the cautionary note regarding the risks associated with relying on forward-looking statements at the beginning of this MD&A. Grades, recoveries and costs in the first half of 2014 were reviewed and analyzed in detail to reassure the previous guidance for the second half and full year of 2014 remains appropriate. Actual results may vary based on production throughputs, grades, recoveries and changes in economic circumstances.

The Company is maintaining its previously announced 2014 production guidance of 12.7 million to 13.3 million ounces of silver and 14.8 million to 15.6 million ounces of silver equivalents. Due to the delay of the La Encantada expansion project, certain economies of scale that were anticipated for the latter half of 2014 will not be achieved. As a result, the Company is modifying its expected costs guidance for 2014. Full year cash cost is expected to be in line with the previous annual guidance of $8.67 to $9.12 per ounce. However, sustaining costs are expected to increase from the original guidance range of $4.66 to $4.90 per ounce to the revised range of $5.40 to $5.56 per ounce. Guidance for all-in sustaining costs per ounce is $16.66 to $16.96, compared to previous guidance of $15.87 to $16.69. Production costs are expected to be approximately $10.39 to $10.47 per ounce and approximately $49.61 to $49.92 per tonne for the year, compared to previous guidance of $8.80 to $9.26 per ounce and $37.51 to $39.43 per tonne.

LIQUIDITY

At June 30, 2014, the Company held cash and cash equivalents of $66.7 million and had working capital of $46.1 million, compared to cash and cash equivalents of $54.8 million and working capital of $32.8 million at December 31, 2013. Cash and cash equivalents increased by $25.1 million during the quarter, primarily as a result of proceeds of $30.0 million relating to the prepayment facility on lead in April 2014, $27.5 million generated from operating activities, offset by $26.6 million spent on mining interests, property, plant and equipment.

During the quarter, the Company expended $15.6 million on mineral properties and $10.9 million on property, plant and equipment compared to $24.9 million expended on mineral properties and $25.1 million expended on property, plant and equipment in the second quarter of 2013. Capital expenditures on mineral properties have decreased compared to the prior year due to 7% decrease in development metres and re-negotiated contracts to cut costs. Capital expenditures on property, plant and equipment have decreased significantly as construction activity at Del Toro and San Martin are near completion.

Funds surplus to the Company’s short-term operating needs are held with reputable institutions and are invested in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and expansion plans. As at June 30, 2014, the Company has outstanding trade payables of $15.7 million (December 31, 2013 - $20.9 million) which are generally payable in 90 days or less and accrued liabilities of $17.9 million (December 31, 2013 - $13.6 million) which are generally payable within 12 months. The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements for at least the next 12 months.

The Company’s liabilities and commitments have maturities which are summarized below:

	Payments Due By Period
	Total	Less than	1 to 3	4 to 5	After 5
		1 year	years	years	years
Trade and other payables	$33,534	$33,534	$-	$-	$-
Prepayment facility	76,946	26,007	50,939	-	-
Finance lease obligations	34,910	15,120	16,782	3,008	-
Decommissioning liabilities	16,437	-	-	-	16,437
Purchase obligations and commitments (1)	3,462	3,462	-	-	-
Total Obligations	$165,289	$78,123	$67,721	$3,008	$16,437

(1) Purchase obligations and commitments primarily consist of committed purchase orders and contracts related to construction of the power line for the Del Toro Silver Mine and the La Parrilla underground rail haulage system.

Currency Risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include Canadian dollar and Mexican peso denominated assets and liabilities. The sensitivity of the Company’s net earnings and other comprehensive income due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

					June 30, 2014	December 31, 2013
		Trade and		Net assets	Effect of +/- 10%	Net assets	Effect of +/- 10%
	Cash and cash	other	Trade and	(liabilities)	change in	(liabilities)	change in
	equivalents	receivables	other payables	exposure	currency	exposure	currency
Canadian dollar	$8,036	$834	$(857)	$8,013	$801	$11,225	$1,123
Mexican peso	5,003	8,585	(22,737)	(9,149)	(915)	(6,784)	(678)
	$13,039	$9,419	$(23,594)	$(1,136)	$(114)	$4,441	$444

Commodity Price Risk

Commodity price risk is the risk that movements in the spot price of silver have a direct and immediate impact on the Company’s income or the value of its related financial instruments. The Company also derives by-product revenue from the sale of gold, lead, zinc and iron ore, which accounts for approximately 19% of the Company’s gross revenue. The Company’s sales are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company has a forward sales agreement to sell a portion of the Company’s lead and zinc production at a fixed price. The Company does not use derivative instruments to hedge its commodity price risk to silver. The Company purchased call options on lead and zinc futures to mitigate potential exposure to future price increases in lead and zinc.

As at June 30, 2014, a 10% increase or decrease of metal prices would have the following impact on net earnings:

					June 30, 2014
					Effect of +/-
					10% change in
	Silver	Gold	Lead	Zinc	metal prices
Metals subject to provisional price adjustments	$770	$67	$819	$66	$1,722
Metals in doré and concentrates inventory	82	1	18	7	108
Prepayment facility	-	-	(5,386)	(2,266)	(7,652)
	$852	$68	$(4,549)	$(2,193)	$(5,822)

Political and Country Risk

First Majestic currently conducts foreign operations primarily in Mexico, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, high rates of inflation, extreme fluctuations in foreign currency exchange rates, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect Company’s exploration, development and production activities.

Environmental and Health and Safety Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, and mine reclamation rules and permits. The Company has complied with environmental taxes applied to the use of certain fossil fuels according to the Kyoto Protocol. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. While the health and safety of our people and responsible environmental stewardship are our top priorities, there can be no assurance that First Majestic has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendant's assets to satisfy the judgment amount. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Since June 2013, Davila Santos has pursued various applications and appeals to reverse the judgment by the Supreme Court of British Columbia. As judgment against Davila Santos was not regarded as conclusive until outcome of the appeals were determinable, the sum of $14.1 million received as partial payment of the judgment was recorded as deferred litigation gain on the Company’s statements of financial position prior to the current period. On June 5, 2014, the Court of Appeal dismissed the appeal filed by the defendants. As a result, the Company has recognized the $14.1 million deferred litigation gain as other income in the current period.

On June 27, 2014, Davila Santos filed an application for leave to appeal to the Supreme Court of Canada. It is of management’s opinion that the defendant will not succeed. However, there can be no guarantee of collection on the remainder of the judgment amount and it is likely that it will be necessary to take additional action in Mexico and/or elsewhere to recover the balance. Therefore, as at June 30, 2014, the Company has not accrued any of the remaining $76.3 million (CAD$81.5 million) unpaid judgment in favour of the Company.

SHARE REPURCHASE PROGRAM

On March 31, 2014, the Company received regulatory approval for a normal course issuer bid to repurchase up to 5,865,931 of its common shares, which represents approximately 5% of the Company’s issued and outstanding shares. The normal course issuer bids will be carried through the facilities of the TSX and alternative Canadian marketplaces during the 12 month period from March 13, 2014 to March 12, 2015. A total of 40,000 shares were repurchased during the three months ended June 30, 2014 (215,000 shares - June 30, 2013) at an average purchase price of CAD$9.96 per share.

OFF-BALANCE SHEET ARRANGEMENTS

At June 30, 2014, the Company had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than contingent liabilities and vendor liability and interest, as disclosed in this MD&A and the condensed interim consolidated financial statements and the related notes.

RELATED PARTY TRANSACTIONS

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties. During the quarter ended June 30, 2014 and 2013, there were no significant transactions with related parties outside of the ordinary course of business.

SUBSEQUENT EVENTS

Subsequent to June 30, 2014:

a)

On July 1, 2014, First Majestic divested its 100% wholly owned subsidiary, Minera Terra Plata S.A. de C.V. (“Terra Plata”), to Sundance Minerals Ltd. (“Sundance”), a private exploration company which then agreed to vend 100% of its shares to a TSX Venture Exchange capital pool company. First Majestic received a 34.2% interest in Sundance in the divesture. Terra Plata owns a 100% interest in the Penasco Quemado, the La Frazada and the Lobos projects, properties that First Majestic acquired through its acquisition of Silvermex Resources Inc. in July 2012. Concurrent with the sale of Terra Plata to Sundance, Sundance acquired certain mineral property interests owned by an officer and a director of First Majestic for a 2.8% interest in Sundance. Subsequent to the sale of Terra Plata, certain officers, directors and employees of First Majestic subscribed in a private placement in Sundance to raise CAD$525,000 for a 7.6% minority interest in Sundance. Following the completion of the proposed transaction, which is anticipated to complete in September 2014, First Majestic expects to distribute its interest in the resulting entity to its shareholders by way of dividend in-kind;

b)	405,000 options were granted with a weighted average exercise price of CAD$11.32 and expire in five years from the grant date;

c)	10,000 options were exercised for gross proceeds of CAD$37,000; and

d)	141,500 options were cancelled.

Pursuant to the above subsequent events, the Company has 117,508,624 common shares outstanding as at the date on which the Company’s condensed interim consolidated financial statements were approved and authorized for issue by the Board of Directors.

CRITICAL JUDGEMENTS AND ESTIMATES

The preparation of consolidated financial statements in conformity with IFRS as issued by IASB requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

Critical judgments exercised in applying accounting policies and assumptions and estimation uncertainties that have the most significant effect on the amounts recognized in the consolidated financial statements are outlined as follows:

Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which were capitalized have future economic benefits and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to Proven and Probable Reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

Commencement of commercial production and production levels intended by management

Prior to reaching commercial production levels intended by management, costs incurred are capitalized as part of the costs of related mine or mill and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties and depreciation and amortization of property, plant and equipment begin when operating levels intended by management have been reached.

Determining when a mine or mill is in the condition necessary for it to be capable of operating in the manner intended by management is a matter of judgement dependant on the specific facts and circumstances. The following factors may indicate that commercial production has commenced:

•	substantially all major capital expenditures have been completed to bring the mine or mill to the condition necessary for it to be capable of operating in the manner intended by management;
•	the mine or mill has reached a pre-determined percentage of design capacity;
•	the ability to sustain a pre-determined level of design capacity for a significant period of time (i.e., the ability to continue to produce ore at a steady or increasing level);
•	the completion of a reasonable period of testing of the mine plant and equipment;
•	the ability to produce a saleable product (i.e., the ability to produce concentrate within required sellable specifications);
•	the mine or mill has been transferred to operating personnel from internal development groups or external contractors; and
•	mineral recoveries are at or near the expected production levels.

The results of operations of the Company during the periods presented in the Company’s condensed interim consolidated financial statements have been impacted by management’s determination that commercial production was achieved for the following expansions:

•	the 1,000 tpd flotation plant at the Del Toro mine achieved commercial production on April 1, 2013; and
•	the 1,000 tpd cyanidation plant at the Del Toro mine achieved commercial production on January 1, 2014.

Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined that the functional currency of each entity is the US dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Impairment of property, plant and equipment assets, mining interests and goodwill

Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s property, plant and equipment, mining interests and goodwill are impaired. External sources of information management considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its property, plant and equipment, mining interests and goodwill. Internal sources of information management considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

In determining the recoverable amounts of the Company’s property, plant and equipment, mining interests and goodwill, management makes estimates of the discounted future cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future non-expansionary capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s property, plant and equipment and/or mining interests.

Depreciation and amortization rate for property, plant and equipment and depletion rate for mineral interests

Depletion, depreciation and amortization expenses are allocated based on assumed asset lives. Should the asset life, depletion rates or depreciation rates differ from the initial estimate, the change in estimate would be made prospectively in the consolidated statements of earnings.

Estimated reclamation and closure costs

The Company’s provision for decommissioning liabilities represents management’s best estimate of the present value of the future cash outflows required to settle estimated reclamation and closure costs at the end of mine’s life. The provision reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of related mining properties. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.

Mineral reserve estimates

The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

Inventory valuation

Finished goods, work-in-process and stockpile ore are valued at the lower of the average production costs or net realizable value. The assumptions used in the valuation of work-in process inventories include estimates of silver contained in the stockpile ore, assumptions of the amount of silver that is expected to be recovered from the stockpile, the amount of silver in the mill circuits and assumption of the silver price expected to be realized when the silver is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories, which would reduce the Company’s earnings and working capital.

Valuation of share-based payments

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Income and other taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

Mexican Tax Reform

In late 2013, the Mexican government approved a tax reform that enacted a new Mexican Income Tax Law (“MITL”), effective January 1, 2014, and repealed the Flat Tax Law (“IETU”). The new MITL maintains the current 30% corporate income tax rate, eliminating the previously scheduled reduction to 29% in 2014 and to 28% in 2015.

The new MITL eliminates the option to depreciate capital assets on an accelerated basis, as well as the 100% tax deduction for a mining company’s pre-operating expenses. As of 2014, capital assets are depreciated on a straight-line basis using the provided allowed percentage for each type of asset, and pre-production expenses will be amortized over a 10 year period.

The new MITL also imposes a 10% withholding tax on dividends distributed to resident individuals or foreign residents (including foreign corporations). This withholding tax is effective January 1, 2014, but not to distributions of profits subject to corporate-level tax prior to 2014, so the pre-2014 tax paid profits balance distributions are exempted. Per the Mexico-Canada tax treaty this dividend withholding tax rate may be reduced to 5%.

The tax reform also included in the Mexican Federal Fees Law a new 7.5% mining royalty on taxpayers with mining concessions. This royalty is deductible for tax purposes and is calculated as 7.5% of a royalty base which is computed as taxable revenues for income tax purposes (except interest and inflationary adjustment), less allowable deductions for income tax purposes (except interest, inflationary adjustment, depreciation and mining fees), less prospecting and exploration expenses of the year. The Company has taken the position that the royalty is an income tax as it is based on a measure of revenue less certain specified costs. On substantial enactment, a taxable temporary difference arises, as property, plant and equipment and mining assets have book basis but no tax basis for purposes of the royalty. In 2013, the Company recognized a non-cash adjustment of $38.8 million in deferred tax liability with respect to the introduction of this royalty and $3.7 million for the elimination of a scheduled reduction of Mexico corporate statutory tax rate to 29% in 2014 and 28% in 2015. This deferred tax liability will be drawn down to $nil as a reduction to tax expense over the life of mine as the mine and its related assets are depleted or depreciated.

The tax reform also creates a new environmental duty equal to 0.5% of gross revenues from the sale of gold and silver, which is also tax deductible for income tax purposes.

Management executed a corporate restructuring for tax purposes effective January 1, 2008, enabling it on a limited basis to consolidate its tax losses of certain subsidiaries against the taxable incomes of other subsidiaries. In December 2009, Mexico introduced tax consolidation reform rules, which effective January 2010, would require companies to begin the recapture of the benefits of tax consolidation within five years of receiving each annual consolidation benefit, and phased in over a five year period. First Majestic’s first tax deferral benefit from consolidation was realized in 2008, and as such the benefit of tax consolidation was expected to be recaptured from 2014 to 2023. The tax reform abolished the existing consolidation regime effective as of January 1, 2014 and offers a revised simplified form of tax integration over a three year period. Existing groups are now required to assess the tax impact of deconsolidation using a mechanism established in transition rules specified in legislation. The Company is reviewing the impact and will communicate the financial impact when it is finally determined in the applied Mexican tax rules.

The tax deconsolidation results in the availability of entity level loss carryforwards that were previously used to shelter taxable income of other group companies. As at June 30, 2014, the Company has total non-capital loss carryforwards of $239.3 million on a non-consolidated basis for Mexican income tax purposes that may be carried forward to reduce taxable income on a company by company basis.

Deferred tax assets are recognized for these tax losses to the extent that the realization of the related tax benefit through future taxable profits is probable. The ability to realize the tax benefits of these losses is dependent upon numerous factors, including the future profitability of individual operations in the legal entities in which the tax losses arose.

Tax and Other Contingencies

Due to the size, structure, complexity and nature of the Company’s operations, various tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material and predictable effect on the consolidated financial statements of the Company.

In 2012, the Mexican government introduced changes to the federal labour law which made certain amendments to the law relating to the use of service companies and subcontractors and the obligations with respect to workers’ participation benefits. These amendments may have an effect on the distribution of profits to workers and result in additional financial obligations to the Company. The Company continues to be in compliance with the federal labour law and believes that these amendments will not result in any new material obligations. Based on this assessment, the Company has not accrued any provisions as at June 30, 2014. The Company will continue to monitor developments in Mexico and to assess the potential impact of these amendments.

CHANGES IN ACCOUNTING POLICIES AND ESTIMATES

Accounting Policies Adopted Effective January 1, 2014

Levies imposed by governments

In May 2013, the IASB issued IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past activity or event (“obligating event”) described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014. The adoption of this interpretation did not have a significant impact on the Company’s condensed interim consolidated financial statements.

Recoverable Amount Disclosures

In May 2013, the IASB issued amendments to IAS 36 – Impairment of Assets (“amendments to IAS 36”). The amendments to IAS 36 restrict the requirement to disclose the recoverable amount of an asset or CGU to periods in which an impairment loss has been recognized or reversed. The amendments also expand and clarify the disclosure requirements applicable when an asset or CGU’s recoverable amount has been determined on the basis of fair value less cost of disposal. The amendments are effective for annual periods beginning on or after January 1, 2014 and should be applied retrospectively. The adoption of this standard did not have a significant impact on the Company’s condensed interim consolidated financial statements.

Future Changes in Accounting Policies

Revenue Recognition

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

Change in Accounting Estimates Effective January 1, 2014

Change in Depreciation Method

Effective January 1, 2014, the Company changed its depreciation method on long-lived assets which have expected useful lives equivalent to estimated life of mines, such as plant and buildings, from the straight-line method to the units-of-production method. The Company believes the units-of-production method better reflects the rate of depreciation of the asset, as well as the pattern of consumption of the future benefits to be derived from those assets, especially during the expansionary or ramp up stage of the asset. In accordance with IFRS, a change in depreciation method is applied on a prospective basis as a change in accounting estimate and, therefore, prior period results have not been restated. The effect of this change in the adjustment period during the three months ended March 31, 2014 was a reduction in depletion, depreciation and amortization expense of approximately $1.5 million. The effect of this change subsequent to the adjustment period is not disclosed as it is impractical to estimate.

OTHER

Additional information relating to the Company may be found on or in:

  SEDAR at www.sedar.com;
  the Company’s Annual Information Form; and
  the Company’s audited consolidated financial statements for the year ended December 31, 2013 and the unaudited condensed interim consolidated financial statements for the quarter and year to date ended June 30, 2014.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s President and Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

  maintaining records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

  provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS;

  provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

There has been no change in the Company’s internal control over financial reporting during the six months ended June 30, 2014 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.